Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of July 10, 2008

among

ASHLAND INC.,

ASHLAND SUB ONE, INC.

and

HERCULES INCORPORATED

	TABLE OF CONTENTS
	(continued)
		Page

Section 9.07.	Entire Agreement; No Third-Party Beneficiaries	72
Section 9.08.	GOVERNING LAW	72
Section 9.09.	Assignment	73
Section 9.10.	Enforcement	73
Section 9.11.	WAIVER OF JURY TRIAL	73
SCHEDULES AND EXHIBITS
Exhibit A Restated Certificate of Incorporation of the Surviving Corporation
Exhibit B Amended and Restated Bylaws of the Surviving Corporation

	iv

     AGREEMENT AND PLAN OF MERGER dated as of July 10, 2008 among ASHLAND INC., a Kentucky corporation (“Parent”), ASHLAND SUB ONE, INC., a Delaware corporation (“Sub”) and a wholly owned subsidiary of Parent, and HERCULES INCORPORATED, a Delaware corporation (the “Company” and, together with Parent and Sub, the “parties”).

     WHEREAS, the Board of Directors of Parent has determined that this Agreement and the transactions contemplated by this Agreement, including the merger (the “Merger”) of Sub with and into the Company, taken together, are advisable for, fair to and in the best interests of Parent and its stockholders and, by resolutions duly adopted, has approved and adopted this Agreement;

     WHEREAS, the Board of Directors of the Company (the “Company Board”) has determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, taken together, are advisable for, fair to and in the best interests of the Company and its stockholders and, by resolutions duly adopted, has approved and adopted this Agreement and resolved to recommend that the Company’s stockholders approve and adopt this Agreement; and

     WHEREAS, the Board of Directors of Sub has approved and adopted this Agreement and Parent, as the sole stockholder of Sub, has approved and adopted this Agreement.

     NOW, THEREFORE, in consideration for the various representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

The Merger

     SECTION 1.01.      The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation in the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation.” The Merger and the other transactions contemplated by this Agreement (excluding the Financing) are referred to in this Agreement collectively as the “Transactions.”

     SECTION 1.02.      Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Squire, Sanders & Dempsey L.L.P., 350 Park Avenue, New York, New York 10022 at 9:00 a.m. as soon as practicable but in any event no later than the fifth Business Day (or by January 26, 2009 if the Company Stockholder Approval is obtained between December 19, 2008 and January 19, 2009) following the date upon which all of the conditions set forth in Article VII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between Parent and the Company; provided, however, that if all the conditions set forth in Article VII shall not have been satisfied or (to the extent permitted by Law) waived on such fifth Business Day, then the Closing shall take place on the first Business Day on which all such conditions shall have been satisfied or (to the extent permitted by Law) waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

     SECTION 1.03.      Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”) in such form as is required by and executed in accordance with Section 251 of the DGCL, and as soon as practicable on or after the Closing Date, shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

     SECTION 1.04.      Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.05.      Certificate of Incorporation and Bylaws. At the Effective Time, without any further action on the part of Parent, the Company or Sub, (a) the Restated Certificate of Incorporation of the Company (the “Company Certificate”) shall be amended and restated so as to read in its entirety as set forth on Exhibit A to this Agreement and, as amended, such Company Certificate shall be the Certificate of Incorporation of the Surviving Corporation and (b) the Amended and Restated Bylaws of the Company shall be amended and restated so as to read in their entirety as set forth on Exhibit B to this Agreement and, as so amended, shall be the Bylaws of the Surviving Corporation, in each case until amended in accordance with (i) the DGCL, (ii) the provisions of such Certificate of Incorporation and Bylaws and (iii) the terms of this Agreement, including the obligations set forth in Section 6.08.

     SECTION 1.06.      Directors and Officers. From and after the Effective Time, (i) the directors of Sub shall be the directors of the Surviving Corporation and (ii) the officers of Sub shall be the officers of the Surviving Corporation, in each case until the earlier of their resignation or removal, or until their respective successors are duly elected or appointed and qualified.

ARTICLE II

Effect on the Capital Stock of the Constituent Corporations; Exchange of Certificates

     SECTION 2.01.      Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Parent or Sub:

     (a)      Capital Stock of Sub. Each share of common stock, no par value per share, of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation.

     (b)      Cancellation of Treasury Stock and Parent-Owned Stock. Each share of common stock, no par value, of the Company (the “Company Common Stock”) that is held by the Company as treasury stock and each share of Company Common Stock that is owned directly or indirectly by Parent or Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange for such shares.

     (c)      Conversion of Company Common Stock. Subject to Section 2.02(e), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any shares of Company Common Stock that are owned by a wholly owned Subsidiary of the Company, but excluding shares to be cancelled in accordance with Section 2.01(b) and any Appraisal Shares (as defined below)) shall be converted into the right to receive (i) 0.0930 (the “Exchange Ratio”) of a validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share (the “Parent Common Stock”), of Parent (the “Stock Consideration”) and (ii) $18.60 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). From and after the Effective Time, all shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.01(c) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect to such shares, except the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e), in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.02(b), without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained in this Agreement that is based upon the number of shares of Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

     (d)      Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time as to which the holder of such shares shall have (i) not voted in favor of the Merger nor consented thereto in writing, (ii) properly complied with the provisions of Section 262 of the DGCL (“Section 262”) as to appraisal rights and (iii) not effectively withdrawn or lost their rights to appraisal (each, an “Appraisal Share”), if any, shall not be converted into the Merger Consideration as provided in this Section 2.01, but rather the holders of Appraisal Shares shall be entitled to payment, solely from the Surviving Corporation, of the appraisal value of such Appraisal Shares to the extent permitted by and in accordance with Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the appraisal value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if (A) any holder of Appraisal Shares (1) under the circumstances permitted by and in accordance with the DGCL, fails to perfect or otherwise shall waive, withdraw or lose (through failure to perfect or otherwise) the right to dissent or its right to appraisal under Section 262, (2) fails to establish his entitlement to appraisal rights as provided in the DGCL or (3) fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the DGCL or (B) a court of competent jurisdiction shall determine that such holder is not entitled to appraisal under Section 262, then such holder shall forfeit the right to appraisal of such shares of Company Common Stock and such shares of Company Common Stock shall thereupon cease to constitute Appraisal Shares and such shares of Company Common Stock shall be deemed to have been converted as of the Effective Time into, and to have become, the right to receive the Merger Consideration as provided in this Section 2.01. The Company shall give reasonably prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other notices pursuant to Section 262 received by the Company. Parent shall have the right to participate with the Company in and, prior to the Effective Time, in consultation with the Company, direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

     SECTION 2.02.      Exchange of Certificates; Exchange Procedures.

     (a)      Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration. At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the holders of Certificates, for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of Parent Common Stock to be issued as Stock Consideration and cash in U.S. dollars an aggregate amount sufficient to pay the Cash Consideration. In addition, Parent shall deposit with the Exchange Agent, from time to time as needed, cash in U.S. dollars sufficient to pay any dividend or other distributions to which such holders may become entitled pursuant to Section 2.02(c). All such Parent Common Stock and cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund.” The Exchange Fund shall not be used for any other purpose than as set forth in this Section 2.02.

     (b)      Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e), the following: (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in customary form and contain customary provisions as reasonably agreed by the Company and Parent); and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e). Each holder of record of one or more Certificates shall, upon surrender to the Exchange Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor (i) the amount of cash to which such holder is entitled pursuant to Section 2.01(c), (ii) a certificate or certificates representing that number of whole shares of Parent Common Stock (after taking into account all Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 2.01(c), (iii) any dividends or distributions payable pursuant to Section 2.02(c) and (iv) cash in lieu of any fractional shares payable pursuant to Section 2.02(e), and the Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration in accordance with this Section 2.02(b) may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer Taxes required by reason of the transfer, or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e). No interest shall be paid or will accrue on any payment to holders of Certificates pursuant to the provisions of this Article II.

     (c)      Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(e), until the surrender of such Certificate in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

     (d)      No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock issued and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock (including any cash paid pursuant to subsection (c) or (e) of this Section 2.02) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

     (e)      No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.02(e), a cash payment in lieu of such fractional shares representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) (as so reduced, the “proceeds”) in one or more transactions of Parent Common Stock equal to the excess of (i) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.02(a) over (ii) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Certificates pursuant to Section 2.02(b) (such excess being, the “Excess Shares”). The parties acknowledge that payment of the cash proceeds in lieu of issuing certificates or scrip for fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the Certificates representing Parent Common Stock, shall sell the Excess Shares at then-prevailing prices on the New York Stock Exchange (“NYSE”) in the manner provided in this Section 2.02(e). The sale of the Excess Shares by the Exchange Agent, for the benefit of the holders that would otherwise receive fractional shares, shall be executed on the NYSE at then-prevailing market prices and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of shares of Company Common Stock, or the Exchange Fund is terminated, the Exchange Agent shall hold such proceeds in trust for the benefit of the holders of shares of Company Common Stock (the “Fractional Share Proceeds”). The Exchange Agent shall determine the portion of the Fractional Share Proceeds to which each holder of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Fractional Share Proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Company Common Stock would otherwise be entitled.

     (f)      Termination of Exchange Fund. Any portion of the Exchange Fund (including the Fractional Share Proceeds) that remains undistributed to the holders of Company Common Stock for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock who has not exchanged his shares of Company Common Stock in accordance with this Article II prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article II.

     (g)      No Liability. None of Parent, Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates immediately prior to such date on which the Exchange Fund would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

     (h)      Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent in obligations of the United States. Any interest and other income resulting from such investments shall be paid to Parent.

     (i)      Withholding Rights. Each of Parent, the Surviving Corporation and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of federal, state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Certificates in respect of which Parent, the Surviving Corporation or the Exchange Agent, as the case may be, made such deduction or withholding.

     (j)      Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions on the Certificate deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

Representations and Warranties of the Company

     Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement or in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (which shall be arranged to correspond to the sections contained in this Article III and the disclosure in any section of the Company Disclosure Letter shall qualify other sections in this Article III to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other sections), the Company represents and warrants to Parent and Sub as follows:

     SECTION 3.01.      Organization, Standing and Corporate Power. The Company and each of its Subsidiaries (the “Company Subsidiaries”) are duly organized, validly existing and in good standing under the laws of the jurisdiction in which each is organized and have all requisite power and authority and possess all governmental franchises, licenses, permits, authorizations and approvals (collectively, “Permits”) necessary to enable each to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such Company Permits, individually or in the aggregate, is not having or would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each Company Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, is not having or would not reasonably be expected to have, a Material Adverse Effect on the Company. The Company has delivered or made available to Parent, prior to the execution of this Agreement, complete and accurate copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”).

     SECTION 3.02.      Company Subsidiaries; Equity Interests.

     (a)      The Company Disclosure Letter lists each Company Subsidiary and its form and jurisdiction of organization and, for each Company Subsidiary that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC (a “Significant Company Subsidiary”) as of the date of this Agreement, each jurisdiction in which such Significant Company Subsidiary is qualified or licensed to do business. All the outstanding shares of capital stock of, or other voting securities or ownership interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) except for Liens for Taxes that are not yet due and payable or for Liens of an immaterial amount for which the amount or validity is being contested in good faith and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws.

     (b)      Except for its interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding equities or similar interests in any publicly-traded entity held for investment by the Company or the Company Subsidiaries and comprising less than 5% of the outstanding equities or similar interests of such entity.

     SECTION 3.03.      Capital Structure.

     (a)      The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, no par value (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”), of which 125,000 shares have been designated as Series A Junior Participating Preferred Stock (the “Company Series A Preferred Stock”). At the close of business on July 8, 2008, (i) 112,663,180 shares of Company Common Stock were issued and outstanding, of which

1,712,546 were Company Restricted Shares and 483,563 shares were held by an employee stock ownership plan trust under the Company’s Savings and Investment Plan, Plan No. 020, (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) 47,236,293 shares of Company Common Stock were held by the Company in its treasury, (iv) 8,954,274 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, of which 3,880,914 shares were subject to issuance in payment of outstanding Company Stock Options and 151,905 shares were subject to issuance in payment of outstanding Company RSUs, (v) 6,604,214 shares of Company Common Stock were reserved for issuance upon exercise of warrants to purchase shares of Company Common Stock (the “Warrants”) issued pursuant to the Warrant Agreement, dated as of July 27, 1999, between the Company and The Chase Manhattan Bank, as warrant agent (the “Warrant Agreement”), and (vi) 148,732 shares of Company Common Stock were reserved for issuance upon conversion of the Company’s 8% Convertible Subordinated Debentures due 2010 (the “Convertible Debentures”) issued pursuant to the Indenture, dated as of August 15, 1985, between the Company and Bankers Trust Company, as trustee, (the “Convertible Debentures Indenture”). Except as set forth in this Section 3.03(a), at the close of business on July 8, 2008, no shares of capital stock or other voting securities or equity interests of the Company were issued, reserved for issuance or outstanding. After July 8, 2008, there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company, other than the issuance of Company Common Stock upon the exercise of Company Stock Options or pursuant to Company RSUs, in each case outstanding at the close of business on July 8, 2008 and in accordance with their terms on July 8, 2008, or upon the exercise of the Warrants or the conversion of the Convertible Debentures, in each case in accordance with their terms on July 8, 2008. Except as set forth in Section 3.03 of the Company Disclosure Letter, there are no outstanding stock appreciation, “phantom” stock, profit participation or dividend equivalent rights or similar rights with respect to the Company or any Company Subsidiary.

     (b)      All outstanding shares of Company Capital Stock are, and all such shares that may be issued upon the exercise of Company Stock Options or Warrants, pursuant to Company RSUs or upon conversion of Convertible Debentures will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. Except for the Convertible Debentures, there are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”). Except for the Company Stock Options, the Company RSUs, the Warrants and the Convertible Debentures, there are not issued, reserved for issuance or outstanding (x) any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary or Affiliate, or any obligation of the Company or any Company Subsidiary or Affiliate to issue any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company. Except for the Company Stock Options, the Company RSUs, the Warrants and the Convertible Debentures, there are not any outstanding obligations of the Company or any of the Company Subsidiaries or Affiliates to

repurchase, redeem or otherwise acquire any capital stock of the Company or any securities referred to in clauses (x) or (y) of the immediately preceding sentence or to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of the Company or any such securities. Neither the Company nor any of the Company Subsidiaries or Affiliates is a party to any voting agreement with respect to the voting of any capital stock of the Company or any such securities. Except under the Company Benefit Plans and except for the Company Stock Options, the Company RSUs, the Warrants and the Convertible Debentures, there are no outstanding (1) securities of the Company or any of the Company Subsidiaries or Affiliates convertible into or exchangeable or exercisable for shares of capital stock or voting securities or equity interests of any Company Subsidiary, (2) warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any obligation of the Company or any Company Subsidiary to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of any Company Subsidiary or (3) obligations of the Company or any of the Company Subsidiaries or Affiliates to repurchase, redeem or otherwise acquire any securities of any Company Subsidiary or to issue, deliver or sell, or cause to be issued, delivered or sold, any securities of any Company Subsidiary. The Warrant Agreement and the Convertible Debentures Indenture have not been amended or supplemented from adoption through the date of this Agreement. The Company has delivered to Parent a complete and correct copy of the Warrant Agreement and the Convertible Debentures Indenture.

     SECTION 3.04.      Authority; Execution and Delivery; Enforceability.

     (a)      The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the Transactions. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board, by unanimous vote of those present at a meeting duly called and determined that the terms of this Agreement are advisable for, fair to, and in the best interests of, the Company and its stockholders. The Company Board at such meeting also unanimously resolved to recommend that the Company’s stockholders approve and adopt this Agreement, and has directed that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders (the “Company Stockholder Meeting”). Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement or to consummate the Transactions. The Company has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery by Parent and Sub, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms.

     (b)      No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Charter (including Article Ninth) or the Company Bylaws is, or at the Effective Time will be, applicable to the Merger or the other Transactions. The Company Board has taken or caused to be taken all action so that Parent and Sub will not be prohibited from entering into a “business combination” with the Company or any of its Affiliates as an “interested stockholder” (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the Merger or the other Transactions.

     SECTION 3.05.      No Conflicts; Consents.

     (a)      The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms of this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, to make an offer to purchase any indebtedness, or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) assuming the Company Stockholder Approval is obtained, the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Significant Company Subsidiary, (ii) any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), and assuming the Company Stockholder Approval is obtained, any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation (“Law”), in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such matters that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company.

     (b)      No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and declaration of effectiveness, of the Form S-4 in which the Proxy Statement will be included, (C) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other Transactions and (D) the filing of such applications with, and compliance with requirements of, the NYSE, (ii) (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and the termination of the waiting period required thereunder, (B) compliance with any applicable requirements under Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (published in the Official Journal of the European Union on January 29, 2004 at L 24/1) (the “EC Merger Regulation”) and (C) filings and approvals that to the Company’s Knowledge are required to be made under any foreign antitrust, competition or similar Laws (“Foreign Antitrust Laws”), (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of Parent Common Stock pursuant to this Agreement and (v) such other items that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company.

     SECTION 3.06.      SEC Documents; Undisclosed Liabilities.

     (a)      The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2006 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement/Prospectus, as supplemented and amended since the time of filing, being collectively referred to as the “Company SEC Documents”).

     (b)      Each Company SEC Document (i) at the time filed (and if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing and in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), complied as to form in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing, or in the case of registration statements and proxy statements, then on the dates of effectiveness and the dates of mailing, respectively) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed (and if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing and in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with applicable generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC or otherwise by applicable Law) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC or otherwise by applicable Law) the consolidated financial position of the Company and its consolidated Subsidiaries as of the date thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

     (c)      Neither the Company nor any Company Subsidiary has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or in the notes thereto), other than those liabilities or obligations (i) incurred after December 31, 2007 in the ordinary course of business consistent with prior practice and not prohibited by this Agreement, (ii) permitted or contemplated by this Agreement or (iii) that have been discharged or paid in full in the ordinary course of business.

     (d)      Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable), or persons performing similar functions, has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications adhere to the requirements of SOX. None of the Company or any of the Company Subsidiaries or Affiliates has outstanding, or has arranged since the effectiveness of Section 402 of SOX any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. To the Knowledge of the Company, the Company’s outside auditors and its principal executive officer and principal financial officer will be able to give, without qualification, the certifications and attestations required pursuant to SOX when next due.

     (e)      The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in conformity with GAAP, together with the other reasonable assurances included in the above-referenced definition.

     (f)      The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information required to be disclosed is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

     (g)      Neither the Company nor any of the Company Subsidiaries or Affiliates is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries or Affiliates, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

     (h)      Since January 1, 2006, the Company has not received any oral or written notification of any (x) “significant deficiency” or (y) “material weakness” in the Company’s internal control over financial reporting. There is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by the Company, as certified by the Company’s independent accountants. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Exchange Act Rule 12b-2, as in effect on the date of this Agreement.

     (i)      Since January 1, 2006, (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received any material written (or, to the Knowledge of the Company, oral) complaint, allegation, assertion or claim, alleging that the Company or any of its Subsidiaries has engaged in illegal accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

     (j)      The Company has no unresolved comments from the staff of the SEC relating to the Company’s filings with the SEC.

     (k)      None of the Company Subsidiaries is, or has at any time since January 1, 2006 been, individually subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

     SECTION 3.07.      Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to each of the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub in writing for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

     SECTION 3.08.      Absence of Certain Changes or Events. From January 1, 2008 through the date of this Agreement, the Company and each of the Company Subsidiaries has conducted its respective business only in the ordinary course, and during such period there has not been any:

     (a)      Event that is having or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

     (b)      declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Stock (other than regular quarterly cash dividends not in excess of $0.05 per share, with usual declaration, record and payment dates and in accordance with the Company’s current dividend policy) or the capital stock of any of the Company Subsidiaries (other than dividends or other distributions by a direct or indirect wholly owned Company Subsidiary to its parent) or any repurchase for value by the Company of any Company Capital Stock or the capital stock of any of the Company Subsidiaries;

     (c)      split, combination, subdivision or reclassification of any Company Capital Stock, other equity interests, securities convertible into or exercisable or exchangeable for Company Capital Stock or other equity interests or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock; or

     (d)      change in financial accounting methods, principles or practices, except insofar as may be required by applicable Law, SEC rule or policy or a change in GAAP.

     SECTION 3.09.      Taxes. Except as is not having or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

     (a)      Except with respect to matters for which adequate reserves have been established in accordance with GAAP and reflected in the Company’s financial statements contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 2008: (i) each of the Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file), or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it; and (ii) all such Tax Returns are true, complete and accurate, and all Taxes shown to be due on such Tax Returns and all Taxes otherwise owed have been timely paid;

     (b)      The most recent financial statements contained in the Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries, whether or not yet due (as distinguished from any reserve for deferred Taxes to reflect timing differences between book and Tax items), for all Taxable periods and portions thereof through the date of such financial statements;

     (c)      (i) The U.S. federal income Tax Returns of the Company and each Company Subsidiary have been examined by and settled with the United States Internal Revenue Service (the “IRS”), or have closed by virtue of the expiration of the relevant statute of limitations, for all years through 1995; and (ii) except with respect to matters for which adequate reserves have been established in accordance with GAAP and included in the Company’s financial statements contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 2008: (A) all assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid and

(B) no deficiency with respect to any Taxes has been proposed, asserted or assessed, in each case, in writing against the Company or any Company Subsidiary and remains unresolved;

     (d)      Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company) or (ii) has any liability for Taxes of any Person (other than the Company and each Company Subsidiary or Affiliate) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law);

     (e)      Neither the Company nor any Company Subsidiary has participated in any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2), except for transactions with respect to which a closing agreement has been entered into with the IRS;

     (f)      There are no Liens for Taxes (other than for Taxes not yet due and payable or the amount or validity of which is being contested in good faith) on the properties or assets of the Company or any Company Subsidiary;

     (g)      Each of the Company and each Company Subsidiary has withheld and remitted all Taxes required to have been withheld and remitted under applicable Tax Law in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, member or other third party;

     (h)      No written notification has been received by the Company or any of its Subsidiaries that any U.S. federal, state, local or foreign audit, examination or similar proceeding is currently pending, proposed or asserted with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary;

     (i)      There are no currently outstanding written agreements to extend the statutory period of assessment or collection of any U.S. federal, state and foreign Taxes with respect to the Company or any of its Subsidiaries;

     (j)      No written notice of a claim of a currently pending investigation has been received from any jurisdiction with which the Company or any of its Subsidiaries, as applicable, currently does not file Tax Returns, alleging that the Company or any of its Subsidiaries has a duty to file Tax Returns and pay Taxes;

     (k)      Neither the Company nor any of its Subsidiaries is a party to any tax sharing agreement or tax indemnity agreement providing for the allocation or sharing of Taxes imposed on or with respect to any Person (other than (i) for the absence of doubt, agreements with customers, vendors, lessors or the like entered into in the ordinary course of business and (ii) agreements solely with and among the Company or any of its Subsidiaries);

     (l)      No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law), nor any advance pricing agreement has been entered into by or with respect to the Company or any of its Subsidiaries that has any continuing applicability after the Closing Date;

     (m)      Neither the Company nor any of the Company Subsidiaries is required, by reason of a change in accounting method for a Tax period beginning on or before the Closing Date, to make any adjustment under Section 481(a) of the Code (or any similar provision of state, local or foreign law) that will affect the liability of the Company or the Company Subsidiaries for any Tax period ending after the Closing Date;

     (n)      Since January 1, 2008, neither the Company nor any Company Subsidiary has settled or compromised any Tax liability or refund; and

     (o)      The Company is not and has not been a “controlled corporation” or a “distributing corporation,” as each of such terms is defined in Section 355 of the Code, or a “predecessor corporation” or a “successor corporation,” as each of such terms is defined in Proposed Treasury Regulation Section 1.355-8 (Nov. 22, 2004), in any distribution occurring during the five-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code.

     (p)      For purposes of this Agreement:

     “Taxes” means all taxes, whenever created or imposed, and whether of the United States or another jurisdiction, and whether imposed by a local, municipal, state, foreign, U.S. federal or other Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.

     “Tax Returns” means all U.S. federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms, information returns and amended Tax returns, in each case, required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including information returns.

     It is agreed and understood that the representations and warranties contained in Sections 3.9 and 3.10 of this Agreement are the only representations and warranties by the Company in this Agreement relating to Taxes.

     SECTION 3.10.      ERISA Compliance; Excess Parachute Payments.

     (a)      “Company Benefit Plans” means collectively, whether or not subject to ERISA, (i) all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Company Pension Plans”), (ii) all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and (iii) all other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plans, arrangements or understandings providing benefits to any current or former directors, officers, employees or consultants of the Company or any Company Subsidiary or any employment, consulting, indemnification, severance or termination agreements or arrangements between the Company or any Company Subsidiary and any current or former directors, officers, employees or consultants of the Company or any Company Subsidiary; provided, however, that Company Benefit Plans shall not include any Foreign Benefit Plan or any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA to which the Company or any Company Subsidiary is contributing to or has contributed to (a “Company Multiemployer Pension Plan”). For purposes of this Agreement, the term “Foreign Benefit Plan” shall refer to each plan, program or contract that is subject to or governed by the laws of any jurisdiction other than the United States, and that would have been treated as a Company Benefit Plan had it been a United States plan, program or contract. Section 3.10(a) of the Company Disclosure Letter contains a list of each material Company Benefit Plan, each material Company Multiemployer Pension Plan and each material Foreign Benefit Plan. The Company has made available to Parent true, complete and correct copies of (i) each material Company Benefit Plan and material Foreign Benefit Plan (or, in the case of any unwritten material Company Benefit Plan or any unwritten material Foreign Benefit Plan, a description thereof), (ii) the most recent annual report on Form 5500 filed with the IRS with respect to each Company Benefit Plan (if any such report was required) and all schedules and attachments thereto, (iii) the most recent summary plan description for each material Company Benefit Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract, group insurance contract or single or set of individual insurance contracts relating to any material Company Benefit Plan and (v) the most recent favorable IRS determination letter for each Company Benefit Plan that has had such a determination letter issued.

     (b)      Section 3.10(b) of the Company Disclosure Letter identifies each Company Pension Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Company Plans”). The IRS has issued a favorable determination letter with respect to each Qualified Company Plan and the related trust that has not been revoked, and to the Knowledge of the Company no circumstances exist and no events have occurred that could adversely affect the qualified status of any Company Qualified Plan.

     (c)      No Company Pension Plan, other than any Company Multiemployer Pension Plan had, as of the respective last annual valuation date for each such Company Pension Plan, an “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been furnished to Parent. None of the Company Pension Plans (other than any Company Multiemployer Pension Plan) has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, and for the plan year beginning after December 31, 2007, each such Company Pension Plan meets the requirements for exemption from the shortfall amortization base prescribed in Section 430(c)(5) of the Code and in Section 303(c)(5) of ERISA. None of the Company, any Company Subsidiary, any officer of the Company or any Company Subsidiary or any of the Company Benefit Plans which are subject to ERISA, including the Company Pension Plans (other than any Company Multiemployer Pension Plan), any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary, or any officer of the Company or any Company Subsidiary to the Tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(c), 502(i) or 502(1) of ERISA. No Company Benefit Plan or Company Multiemployer Pension Plan has been terminated, nor has there been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any Company Benefit Plan or Company Multiemployer Pension Plan during the last five years. Neither the Company nor any Company Subsidiary has incurred a “complete withdrawal” or a “partial withdrawal” (as such terms are defined in Sections 4203 and 4205, respectively, of ERISA) with respect to which any material liability remains outstanding. Neither the Company nor any Company Subsidiary has ceased operations at any facility or has withdrawn from any Company Benefit Plan that would subject one or any of them to liability under Sections 4062(e), 4063, 4064 or 4069 of ERISA, and neither the Company nor any Company Subsidiary is subject to a lien under Section 4068 of ERISA.

     (d)      Except as is not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, with respect to any Company Benefit Plan that is an employee welfare benefit plan, (i) no such Company Benefit Plan is funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code) and (ii) each such Company Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code.

     (e)      No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code), and no circumstances exist that could result in the Company or any of the Company Subsidiaries becoming obligated to provide any such benefits.

     (f)      Each Company Benefit Plan, its related trust, insurance contract or other funding vehicle has been administered in all material respects in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other Laws applicable to the Company Benefit Plans. Each of the Company and the Company Subsidiaries is in compliance in all material respects with ERISA, the Code and all other Laws applicable to the Company Benefit Plans.

     (g)      There are no pending or, to the Knowledge of the Company, threatened material claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits.

     (h)      No deduction by the Company or any Company Subsidiaries in respect of any “applicable employee remuneration” (within the meaning of Section 162(m) of the Code) has been disallowed or would reasonably be expected to be disallowed by reason of Section 162(m) of the Code.

     (i)      The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms of this Agreement will not, (i) entitle any current or former director, officer, employee or consultant of the Company or any Company Subsidiary to severance, change in control or termination compensation or benefits (including any “excess parachute payment” (within the meaning of Section 280G of the Code)), (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan (except as provided in Section 6.05 of this Agreement) or (iii) result in any breach or violation of, or a default under, any Company Benefit Plan.

     (j)      Each of the Company Benefit Plans subject to Code Section 409A has been administered in all material respects in good faith compliance with the applicable requirements of Code Section 409A, IRS Notice 2005-1 and the proposed regulations issued thereunder. Each Company Stock Option was granted with an exercise price per share equal to or greater than the per share fair market value (as such term is used in Code Section 409A and the proposed regulations and other Department of Treasury interpretative guidance issued thereunder) of the Company Common Stock underlying such Company Stock Option on the grant date thereof.

     (k)      Except as individually or in the aggregate is not having or would not reasonably be expected to have a Material Adverse Effect on the Company, (i) all Foreign Benefit Plans have been established, maintained and administered in compliance with their terms and all applicable Laws and orders of any controlling Governmental Entity, (ii) all Foreign Benefit Plans that are required to be funded are fully funded based upon reasonable actuarial assumptions as of the most recent valuation, (iii) with respect to all other Foreign Benefit Plans, adequate reserves therefor have been established on the accounting statements of the Company or the applicable Subsidiary to the extent so required and (iv) no liability or obligation of the Company or the Company Subsidiaries exists with respect to such Foreign Benefit Plans that has not been accrued in the consolidated financial statements of the Company included in the Company SEC Documents to the extent so required.

     (l)      Section 3.10(l) of the Disclosure Letter contains a list of (i) all grants by the Company or any Company Subsidiary from January 1, 2008 through the date of the Agreement to any current or former director or officer of the Company of any increase in compensation, bonus or fringe or other benefits or any type of compensation or benefit to any such current or former director or officer not previously entitled to receive such type of compensation or benefits, other than for normal increases in compensation in the ordinary course of business consistent with past practice and (ii) of any increase in severance, change in control or termination compensation benefits to any current or former director or officer of the Company made from January 1, 2008 through the date of this Agreement.

     (m)      To the Knowledge of the Company, the Company Benefit Plans set forth in Section 3.10(m) of the Company Disclosure Letter may be amended or terminated without material liability to the Company and the Company Subsidiaries on or at any time after the Effective Time.

     It is agreed and understood that the representations and warranties contained in Sections 3.09, 3.10 and 3.14(b) (solely as it relates to the Contracts specified in clause (ii) of 3.14(a)) are the only representations and warranties by the Company in this Agreement relating to employee benefit matters, including the Company Benefit Plans and the Foreign Benefit Plans.

     SECTION 3.11.      Litigation. There is no suit, action or proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on the Company and there is no Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving, the Company or any Company Subsidiary or any of their respective material properties or assets that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on the Company.

     SECTION 3.12.      Compliance with Applicable Laws.

     (a)      The Company and the Significant Company Subsidiaries and, to the Knowledge of the Company, the Company Subsidiaries (other than the Significant Company Subsidiaries) are in compliance in all material respects with all applicable Laws and all Company Permits, in each case that are material to their operations as presently conducted.

     (b)      To the Knowledge of the Company, no material action, demand or investigation by any Governmental Entity is pending or threatened alleging that the Company or a Company Subsidiary is not in compliance in any material respect with any applicable Law or Company Permit, in each case that are material to their operations as presently conducted.

     SECTION 3.13.      Environmental Matters.

     (a)      The operations of the Company and the Significant Company Subsidiaries and, to the Knowledge of Company, the Company Subsidiaries (other than the Significant Company Subsidiaries) are, and since January 1, 2006 have been, in compliance in all material respects with all Environmental Laws, and neither the Company, the Significant Company Subsidiaries or, to the Knowledge of Company, the Company Subsidiaries (other than the Significant Company Subsidiaries) has received any material Notice of Violation or similar communications from a Governmental Entity that alleges that the Company or any of the Company Subsidiaries is in violation of, or has liability under, any Environmental Law.

     (b)      To the Knowledge of the Company (A) (i) each of the Company and each Company Subsidiary has obtained and is in material compliance with all material permits, licenses and governmental authorizations pursuant to Environmental Law necessary for its operations as presently conducted (collectively, “Environmental Permits”), (ii) all such Environmental Permits are valid and in good standing and (iii) neither the Company nor any Company Subsidiary has been advised by any Governmental Entity of any adverse material change in the status or terms and conditions of any Environmental Permit and (B) no Environmental Law imposes any material obligation upon the Company in connection with the consummation of the Merger, including by requiring the Company to obtain the consent of any Governmental Entity.

     (c)      There are no material Environmental Claims (i) pending against the Company or any Significant Company Subsidiary or, to the Knowledge of the Company, any Company Subsidiary (other than any Significant Company Subsidiary), (ii) to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or (iii) to the Knowledge of the Company, threatened or pending against any predecessor of the Company or any Company Subsidiary.

     (d)      Neither the Company nor any Company Subsidiary has entered into or agreed to, or become bound by or subject to, any material agreement, consent decree, consent order or Judgment relating to compliance with any Environmental Law or to the investigation or remediation of Hazardous Materials.

     (e)      To the Knowledge of the Company, there has been no Release of Hazardous Materials at any location that requires any remediation by the Company or any Company Subsidiary under any Environmental Law.

     (f)      The Company has delivered or made available to Parent copies of all material environmental reports, studies, assessments, data, insurance policies and contractual indemnities in its possession or control relating to the Company, any Company Subsidiary or any of their respective predecessors or any current or former property of the Company, any Company Subsidiary or any of their respective predecessors.

     (g)      As used in this Agreement:

         (i)      “Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or written or oral notices of noncompliance or violation by or from any Person alleging liability of whatever kind of nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, remedial design, operation and maintenance, soil, groundwater, surface water monitoring, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (y) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (z) the failure to comply with any Environmental Law.

         (ii)      “Environmental Law” means all applicable federal, state, local and foreign Laws, rules, regulations, orders, decrees, judgments, or legally binding agreements issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, natural resources or protection of endangered or threatened species, human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

         (iii)      “Hazardous Materials” means (y) any petroleum or petroleum products, explosive or radioactive materials or wastes, asbestos in any form, dioxin, urea formaldehyde foam insulation and polychlorinated biphenyls; and (z) any other chemical, material, substance or waste that in relevant form or concentration is prohibited, limited or regulated or otherwise creates liability under any Environmental Law.

         (iv)      “Release” means any active or passive, intentional or unintentional release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

     It is agreed and understood that the representations and warranties contained in Sections 3.05(b) and 3.13 are the only representations and warranties by the Company in this Agreement relating to environmental matters.

     SECTION 3.14.      Material Contracts.

     (a)      For purposes of this Agreement, a “Company Material Contract” shall mean:

         (i)      each Contract that is a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

         (ii)      any employment, severance, consulting or other Contract with an employee or former employee (in each case “Band 21” or higher), officer or director of the Company of any Significant Company Subsidiary which will require the payment of amounts by the Company or of any Significant Company Subsidiary, as applicable, after the date of this Agreement in excess of $250,000 per annum (excluding in each case agreements, arrangements and payments in the ordinary course for expatriate compensation, relocations and transfers, payments under applicable pension and severance plans and collective bargaining agreements and statutory benefit or compensation provisions);

         (iii)      any Contract pursuant to which the Company or any of its Subsidiaries has entered into a partnership or joint venture with any other person (other than the Company or any of its Subsidiaries) that, as a result of the Transactions, (A) would be terminable by the other party or (B) would allow the other party to acquire the Company’s or the Subsidiary’s interest in such partnership or joint venture;

         (iv)      any indenture, mortgage, loan, guarantee or credit Contract under which the Company or any of its Subsidiaries has outstanding indebtedness for borrowed money or any outstanding note, bond, indenture or other evidence of indebtedness for borrowed money or otherwise or any guaranteed indebtedness for money borrowed by others, in each case, for or guaranteeing a principal amount in excess of $10,000,000;

         (v)      any Contract for capital expenditures or the acquisition or construction of fixed assets which require aggregate future payments in excess of $5,000,000 over the remaining life of such Contract;

         (vi)      any Contract (other than Contracts entered into in the ordinary course of business that are terminable or cancellable without material penalty on 90 days’ notice or less) under which the Company or any of its Subsidiaries is a purchaser or supplier of goods and services which, pursuant to the terms thereof, requires payments after the date of this Agreement by the Company or any of its Subsidiaries in excess of $10,000,000 per annum;

         (vii)      any Contract entered into on or after January 1, 2007 relating to the acquisition or disposition of any business (whether by merger, sale of stock or assets or otherwise), in an amount in excess of $15,000,000 that has not been consummated or that has been consummated since January 1, 2007, but contains representations, covenants, indemnities or other obligations that are still in effect; and

         (viii)      any Contract relating to Intellectual Property Rights which requires payments after the date of this Agreement by the Company or any Company Subsidiary in excess of $5,000,000 per annum;

in each case excluding any Contracts among the Company and direct or indirect wholly owned Company Subsidiaries or among direct and indirect wholly owned Company Subsidiaries.

     (b)      The Company Disclosure Letter sets forth a list of all Company Material Contracts as of the date of this Agreement, except for this Agreement, Contracts filed or incorporated by reference as an Exhibit to the Company’s most recent annual report on Form 10-K and Contracts filed as an Exhibit to any of the Company’s quarterly reports on Form 10-Q or current reports on Form 8-K filed since the filing of Company’s most recent annual report on Form 10-K. Each Company Material Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, and, to the Knowledge of the Company, is in full force and effect, except for such failures to be valid, binding and legally enforceable or to be in full force and effect that are not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Subject to such exceptions as are not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no default under any Company Material Contract by the Company or any Company Subsidiary or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any Company Subsidiary or, to the Knowledge of the Company, by any other party thereto.

     (c)      Other than (i) distribution agreements, (ii) tolling agreements, (iii) supply agreements, (iv) licenses of Intellectual Property, (v) Contracts that can be terminated by the Company or Company Subsidiary on 90 days or less notice and (vi) agreements entered into in the ordinary course of business, neither the Company nor any Company Subsidiary is a party to or bound by any Company Material Contract that restricts in any material respect the ability of the Company to conduct the business of the Company and the Company Subsidiaries, taken as a whole, as conducted on the date of this Agreement, or, to the Company’s Knowledge, that would restrict in any material respect the ability of Parent or any Parent Subsidiary immediately after the Effective Time, to continue the conduct of such business in all material respects in the same manner and extent as conducted by the Company and the Company Subsidiaries as of the date of this Agreement.

     SECTION 3.15.      Properties.

     (a)      The Company and each Company Subsidiary own, have a valid leasehold interest in or otherwise have the valid right to use all real property used by them in their business as presently conducted, except for such real properties as are no longer used or useful in the conduct of their businesses or as have been disposed of in the ordinary course of business or are otherwise immaterial to the conduct of the business and except for defects in title, easements, restrictive covenants and similar encumbrances or impediments that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company. All of the Company’s and the Company Subsidiaries’ owned real properties are owned free and clear of all Liens, except for (i) Liens for Taxes that are not yet due and payable or (ii) Liens that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company.

     (b)      The Company and each of the Company Subsidiaries have complied with the terms of all real property leases to which each is a party, and all real property leases to which the Company or any Company Subsidiary is a party are in full force and effect, except for such noncompliance or failure to be in full force and effect that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company. None of the Company nor any Company Subsidiary has received any written notice of any event or occurrence that has resulted or could result (with or without the giving of notice, the lapse of time or both) in a default with respect to any material lease to which it is a party, except where the failure to so comply or to be in full force and effect is not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     (c)      Except for matters that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and each Company Subsidiary own, have a valid leasehold interest in or otherwise have the right to use all of the personal property used in the conduct of their businesses as presently conducted, free and clear of all Liens, (ii) such assets are sufficient to conduct their business as presently conducted and (iii) such assets are in sufficiently good condition to permit the conduct of their business after Closing in the same manner as it was conducted prior to the Closing.

     SECTION 3.16.      Intellectual Property.

     (a)      The Company and the Company Subsidiaries own, clear of Liens, or are validly licensed or otherwise have the right to use (without any obligation to make any fixed or contingent payments including royalty payments in excess of $250,000 per annum for any license or right to use), all inventions and improvements reduced to practice, patents, patent rights, trademark, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, domain names, software and other proprietary intellectual property rights material to the conduct of the business of the Company and the Company Subsidiaries as presently conducted (collectively, “Intellectual Property Rights”), except where the failure to own, have a valid license or have the rights to use such Intellectual Property Rights presently would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     (b)      No claims for infringement, unauthorized use or violation (other than those typical in the ordinary course of application and registration processes for patents, trademarks, copyrights, service marks and domain names) by the Company or any Company Subsidiary are pending in any jurisdiction in which the Company and the Company Subsidiaries presently have material business and which claim reasonably relates to a challenge to the ownership, licensing or right to use by the Company or any Company Subsidiary of any Intellectual Property Rights.

     (c)      To the Knowledge of the Company, (i) there is no fact or event (including receipt of a written notice) which the Company believes is likely to result in any claim of infringement, unauthorized use or violation of any patents, patent applications, registered trademarks, registered copyrights or registered service marks of any Person, (ii) no Person is infringing the Intellectual Property Rights of the Company or any of the Company Subsidiaries, except where such infringement is not having or would not reasonably be expected to adversely effect the ability of the Company and the Company Subsidiaries to continue to conduct the business of the Company and the Company Subsidiaries, taken as a whole, in all material respects as conducted as of the date of this Agreement, (iii) the ownership, license of and a right to use by the Company and the Company Subsidiaries of its Intellectual Property Rights is subsisting and unexpired and will remain so without action by the Company or any Company Subsidiary outside of the ordinary course for at least through December 31, 2008, (iv) the Company has a program (including certain confidentiality, non-disclosure and assignment of invention features and provisions) for the benefit of the Company and the Company Subsidiaries that reasonably protects their respective Intellectual Property Rights.

     SECTION 3.17.      Labor Matters. None of the Company or any of the Company Subsidiaries is a party to or bound by, and none of their employees is subject to, any collective bargaining agreement and, to the Knowledge of the Company, there are no labor unions or other organizations representing, or purporting to represent, any employees employed by the Company or any of the Company Subsidiaries (a “Company Union”). To the Knowledge of the Company, no labor union is currently engaged in or threatening organizational efforts with respect to any employees of the Company or any of the Company Subsidiaries. There is no, and for the prior three years there has not been any, material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employees of the Company or any of the Company Subsidiaries. There are no labor disputes instituted by a Company Union currently subject to any pending arbitration or litigation and there is no representation petition by a Company Union pending or, to the Knowledge of the Company, threatened by a Company Union with respect to any employee of the Company or any of the Company Subsidiaries.

     SECTION 3.18.      Brokers’ Fees and Expenses. No broker, investment banker, or financial advisor or other Person, other than Credit Suisse Securities (USA) LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or the Company Subsidiaries. The Company has furnished to Parent a true and complete copy of all agreements between the Company and the Company Financial Advisor relating to the Merger and other Transactions.

     SECTION 3.19.      Opinion of Financial Advisor. The Company has received the opinion of the Company Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the consideration to be received in the Merger by the holders of Company Common Stock is fair to such holders from a financial point of view. The Company shall provide a complete and correct signed written copy of such opinion to Parent as soon as practicable after the date of this Agreement for information purposes only and the Company has received the consent of the Company Financial Advisor to include such written opinion in the Proxy Statement/Prospectus.

     SECTION 3.20.      Voting Requirements. The affirmative vote of holders of two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Company

Stockholder Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary in connection with the consummation of the Merger and the other Transactions.

     SECTION 3.21.      Insurance. Copies of all material insurance policies currently maintained by the Company and the Company Subsidiaries, including fire and casualty, general liability, business interruption, directors’ and officers’ and other professional liability policies, and all material settlement agreements with Company’s insurance carriers have been made available to Parent. All such insurance policies are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably believes to be prudent in accordance with industry practices or as is required by Law.

     SECTION 3.22.      Affiliate Transactions. Except as set forth in the Company’s last proxy statement filed with the SEC prior to the date of this Agreement, since January 1, 2007, no event has occurred as of the date of this Agreement that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

     SECTION 3.23.      No Additional Representations. The Company acknowledges that none of Parent, Sub nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent or Sub furnished or made available to the Company and its Representatives except as expressly set forth in Article IV (which includes the Parent Disclosure Letter and the Parent SEC Documents), and none of Parent, Sub or any other Person shall be subject to any liability to the Company or any other Person resulting from Parent’s making available to the Company or the Company’s use of such information or any information, documents or material made available to the Company in the due diligence materials provided to the Company, including in management presentations (formal or informal) or in any other form in connection with the Merger and the other Transactions. Without limiting the foregoing, the Company makes no representation or warranty to Parent or Sub with respect to any financial projection or forecast relating to the Company or any of the Company Subsidiaries, whether or not included in any management presentation.

ARTICLE IV

Representations and Warranties of Parent and Sub

     Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement or in the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (which shall be arranged to correspond to the sections contained in this Article IV and the disclosure in any section of the Parent Disclosure Letter shall qualify other sections in this Article IV to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other sections), Parent and Sub represent and warrant to the Company as follows:

     SECTION 4.01.      Organization, Standing and Power. Parent and each of its Subsidiaries, including Sub (the “Parent Subsidiaries”), are duly organized, validly existing and in good standing under the laws of the jurisdiction in which each is organized and have all requisite power and authority and possesses all Permits necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Parent Permits”), except where the failure to have such Parent Permits, individually or in the aggregate, is not having or would not reasonably be expected to have, a Material Adverse Effect on Parent. Parent and each Parent Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, is not having or would not reasonably be expected to have, a Material Adverse Effect on Parent. Since the date of its incorporation, Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Parent has delivered or made available to the Company, prior to execution of this Agreement, complete and accurate copies of the certificate of incorporation of Parent, as amended to the date of this Agreement (as so amended, the “Parent Charter”), and the bylaws of Parent, as amended to the date of this Agreement (as so amended, the “Parent Bylaws”) and the certificate of incorporation and bylaws of Sub.

     SECTION 4.02.      Parent Subsidiaries; Equity Interests.

     (a)      The Parent Disclosure Letter lists each Parent Subsidiary and its form and jurisdiction of organization and, for each Parent Subsidiary that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC (a “Significant Parent Subsidiary”) as of the date of this Agreement, each jurisdiction in which such Significant Parent Subsidiary is qualified or licensed to do business. All the outstanding shares of capital stock of, or other voting securities or ownership interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all Liens except for Liens for Taxes that are not yet due and payable, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws.

     (b)      Except for its interests in the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding equities or similar interests in any publicly traded entity held for investment by Parent or the Parent Subsidiaries and comprising less than 5% of the outstanding equities or similar interests of such entity.

     SECTION 4.03.      Capital Structure.

     (a)      The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 30,000,000 shares of Cumulative Preferred Stock (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on June 30, 2008, (i) 63,005,458 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued or outstanding, (iii) 8,469,020 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Stock Plans or the Employee Savings Plan, of which 875,720 shares were subject to outstanding Parent Stock Options, 2,031,758 shares were subject to outstanding Parent SARs that were not granted in tandem with Parent Stock Options and 739,727 shares were subject to outstanding Parent Stock Equivalent Awards. Except as set forth in this Section 4.03(a), at the close of business on June 30, 2008, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. After June 30, 2008, there have been no issuances by Parent of shares of capital stock of, or other equity or voting interests in, Parent, other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options or Parent SARs or pursuant to Parent Stock Equivalent Awards, in each case outstanding at the close of business on June 30, 2008 and in accordance with their terms on June 30, 2008, and issuances of additional Parent Stock Options, Parent SARs or Parent Stock Equivalent Awards thereafter in the ordinary course of business and shares of Parent Common Stock upon the exercise of such Parent Stock Options or Parent SARs or pursuant to such Parent Stock Equivalent Awards. Except as otherwise provided in this Section 4.03(a), there are no outstanding stock appreciation, “phantom” stock, profit participation or dividend equivalent rights or similar rights with respect to Parent or any Parent Subsidiary.

     (b)      All outstanding shares of Parent Capital Stock are, and all such shares that may be issued upon the exercise of Parent Stock Options or Parent SARs or pursuant to Parent Stock Equivalent Awards will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Kentucky Business Corporation Act, the Parent Charter, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Stock may vote (“Voting Parent Debt”). Except for the Parent Stock Options, Parent SARs and Parent Stock Equivalent Awards, there are not issued, reserved for issuance or outstanding any securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Parent or any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiaries, and no obligation of Parent or any Parent Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent. There are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of Parent or any securities referred to in the immediately preceding sentence or to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of Parent or any such securities. Neither Parent nor any of the Parent Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock of Parent or any such securities. There are no outstanding (1) securities of Parent or any of the Parent Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities or equity interests of any Parent Subsidiary, (2) warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, and no obligation of Parent or any Parent Subsidiary to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of any Parent Subsidiary or (3) obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any securities of any Parent Subsidiary or to issue, deliver or sell, or cause to be issued, delivered or sold, any securities of any Parent Subsidiary.

     (c)      The authorized capital stock of Sub consists of 1,000 shares of common stock, no par value, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien.

     SECTION 4.04.      Authority; Execution and Delivery; Enforceability.

     (a)      Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the Merger and the other Transactions. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the Merger and the other Transactions have been duly authorized by all necessary corporate action on the part of Parent and Sub and, assuming for purposes of determining the absence of a required vote of the stockholders of Parent the accuracy of the representations and warranties of the Company set forth in Section 3.03 and the compliance by the Company with its obligations under Section 5.01(a), no other corporate proceedings on the part of Parent or Sub are necessary to authorize or adopt this Agreement or to consummate the Merger and the other Transactions. Parent, as the sole stockholder of Sub, has approved and adopted this Agreement. This Agreement has been duly executed and delivered by Parent and Sub and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of Parent and Sub, as applicable, enforceable against Parent and Sub, as applicable, in accordance with its terms.

     (b)      No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation applies to Parent with respect to this Agreement and no anti-takeover provision in the Parent Charter or the Parent Bylaws is, or at the Effective Time will be, applicable to the Merger, the Share Issuance or the other Transactions. For purposes of this Agreement, “Share Issuance” means the authorized issuance by Parent of the Parent Common Stock constituting Stock Consideration and of a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Company Stock Options to be assumed in accordance with Section 6.05.

     SECTION 4.05.      No Conflicts; Consents.

     (a)      The execution and delivery by each of Parent and Sub of this Agreement do not, and the consummation of the Merger, the Share Issuance and the other Transactions and compliance with the terms of this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, to any obligation to make an offer to purchase any indebtedness, or loss of a material benefit under, or result in the creation of any Lien (other than Liens created by the Financing) upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of (i) the Parent Charter, the Parent Bylaws or the comparable charter or organizational documents of any Significant Parent Subsidiary, (ii) any Contract to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law applicable to Parent or any Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on Parent.

     (b)      No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) (A) the filing with the SEC of the Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and declaration of effectiveness, of the Form S-4, in which the Proxy Statement will be included, (C) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other Transactions and (D) the filing of such applications with, and compliance with requirements of, the NYSE, (ii) (A) compliance with and filings under the HSR Act and the termination of the waiting period required thereunder, (B) compliance with any applicable requirements under the EC Merger Regulation and (C) filings and approvals that to the Parent’s Knowledge are required to be made under any Foreign Antitrust Laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent is qualified to do business, (iv) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of Parent Common Stock pursuant to this Agreement, (v) such of the foregoing as may be required in connection with the Financing and (vi) such other items that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on Parent.

     SECTION 4.06.      SEC Documents; Undisclosed Liabilities.

     (a)      Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since October 1, 2006 (such documents, together with any documents filed with the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement/Prospectus, as supplemented and amended since the time of filing, and the Form S-4, being collectively referred to as the “Parent SEC Documents”).

     (b)      Each Parent SEC Document (i) at the time filed (and if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing and in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), complied as to form in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing, or in the case of registration statements and proxy statements, then on the dates of effectiveness and the dates of mailing, respectively) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent SEC Documents complied at the time it was filed (and if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing and in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC or otherwise by applicable Law) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC or otherwise by applicable Law) the consolidated financial position of Parent and its consolidated Subsidiaries as of the date thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

     (c)      Neither Parent nor any Parent Subsidiary has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries (or in the notes thereto) other than those liabilities or obligations (i) incurred after September 30, 2007 in the ordinary course of business consistent with prior practice and not prohibited by this Agreement, (ii) permitted or contemplated by this Agreement or (iii) that have been discharged or paid in full in the ordinary course of business.

     (d)      Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable), or persons performing similar functions, has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents, and the statements contained in such certifications adhere to the requirements of SOX. None of Parent or any of the Parent Subsidiaries or Affiliates has outstanding, or has arranged since the effectiveness of Section 402 of SOX any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. To the Knowledge of Parent, Parent’s outside auditors and its principal executive officer and principal financial officer will be able to give, without qualification, the certifications and attestations required pursuant to SOX when next due.

     (e)      Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in conformity with GAAP, together with the other reasonable assurances included in the above-referenced definition.

     (f)      Neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off-balance sheet arrangements” (as defined in Item

303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Parent Subsidiaries in the Parent’s or such Parent Subsidiary’s published financial statements or other Parent SEC Documents.

     (g)      The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information required to be disclosed is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

     (h)      Since October 1, 2006, Parent has not received any oral or written notification of any (x) “significant deficiency” or (y) “material weakness” in Parent’s internal control over financial reporting. There is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by Parent, as certified by Parent’s independent accountants. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Exchange Act Rule 12b-2, as in effect on the date of this Agreement.

     (i)      Since October 1, 2006, (i) neither Parent nor any of the Parent Subsidiaries, nor, to the Knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries, has received any material written (or, to the Knowledge of Parent, oral) complaint, allegation, assertion or claim, challenging that Parent or any of its Subsidiaries has engaged in illegal accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to any director or officer of Parent.

     (j)      Parent has no unresolved comments from the staff of the SEC relating to the Parent’s filings with the SEC.

     (k)      None of the Parent Subsidiaries is, or has at any time since October 1, 2006 been, individually subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

     SECTION 4.07.      Information Supplied. None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to each of the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

     SECTION 4.08.      Absence of Certain Changes or Events.

     (a)      From October 1, 2007 through the date of this Agreement, Parent and each of the Parent Subsidiaries has conducted its respective business only in the ordinary course, and during such period there has not been any:

         (i)      Event that is having or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent;

         (ii)      declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Parent Capital Stock (other than regular quarterly cash dividends not in excess of $0.275 per share, with usual declaration, record and payment dates and in accordance with Parent’s current dividend policy) or the capital stock of any of the Parent Subsidiaries (other than dividends or other distributions by a direct or indirect wholly owned Parent Subsidiary to its parent) or any repurchase for value by Parent of any Parent Capital Stock or the capital stock of any of the Parent Subsidiaries; or

         (iii)      split, combination, subdivision or reclassification of any Parent Capital Stock, other equity interests, securities convertible into or exercisable or exchangeable for Parent Capital Stock or other equity interests or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Parent Capital Stock.

     (b)      Since the date of this Agreement, there has not been any Event that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on Parent.

     SECTION 4.09.      Litigation. There is no suit, action or proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on Parent and there is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving, Parent or any Parent Subsidiary or any of their respective material properties or assets that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on Parent.

     SECTION 4.10.      Compliance with Applicable Laws.

     (a)      Parent and the Significant Parent Subsidiaries and, to the Knowledge of Parent, the Parent Subsidiaries (other than the Significant Parent Subsidiaries) are in compliance in all material respects with all applicable Laws and all Parent Permits, in each case that are material to their operations as presently conducted.

     (b)      To the Knowledge of Parent, no material action, demand or investigation by any Governmental Entity is pending or threatened alleging that Parent or a Parent Subsidiary is not in compliance in any material respect with any applicable Law or Parent Permit, in each case that are material to their operations as presently conducted.

     SECTION 4.11.      Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Citigroup Global Markets Inc. (the “Parent Financial Advisor”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent, Parent’s Subsidiaries or Sub.

     SECTION 4.12.      Opinion of Financial Advisor. Parent has received the opinion of the Parent Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the consideration to be paid in the Merger by Parent is fair to Parent from a financial point of view, a signed copy of which opinion has been, or will promptly be, delivered to Parent.

     SECTION 4.13.      Financing.

     (a)      Parent has received a commitment letter, dated as of the date of this Agreement (the “Financing Letter”) from Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A. and the Bank of Nova Scotia (collectively, the “Lenders”), relating to the financing (including all exhibits, schedules and amendments to the Financing Letter in effect as of the date of this Agreement) required to consummate the Merger and the other Transactions on the terms contemplated by this Agreement, to refinance certain existing indebtedness of the Parent and the Company and to pay related fees and expenses, which Financing Letter includes terms and conditions for (i) a $1.950 billion senior secured credit facility (the “Senior Facility”) and (ii) a $750.0 million unsecured “bridge” loan facility (the “Bridge Facility”) (or Senior Notes as defined in the Financing Letter (“Senior Notes”) in lieu thereof). The Lenders have committed to provide and arrange the financing contemplated by the Financing Letter upon and subject to the terms and conditions in the Financing Letter (the “Financing”). Parent has provided the Company with true, complete and correct copies of the Financing Letter. As of the date of this Agreement, (i) the Financing Letter is in full force and effect, is a valid, binding and enforceable obligation of the Parent, and to the Knowledge of the Parent, the other parties thereto, and has not been withdrawn or terminated or otherwise amended or modified in any respect without the prior written consent of the Company and no such amendment or modification is contemplated by Parent or Sub or, to Parent’s Knowledge, any other party thereto, and (ii) neither Parent nor Sub is in breach of any of the terms or conditions set forth therein and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach or failure to satisfy a condition precedent set forth in the Financing Letter. Parent and Sub have paid any and all commitment fees or other fees in connection with the Financing Letter that are payable on or prior to the date of this Agreement.

     (b)     As of the date of this Agreement, subject to the accuracy of the representations and warranties of the Company set forth in Article III, and the satisfaction of the conditions set forth in Sections 7.01 and 7.02, neither Parent nor Sub has any reason to believe that it will be unable to satisfy the conditions of closing to be satisfied by it set forth in the Financing Letter on the Closing Date. Assuming the funding of the Financing in accordance with the Financing Letter, the proceeds from such Financing constitute all of the financing required for the consummation of the Merger and the other Transactions, and, together with the Stock Consideration, Parent’s cash on hand, and cash on hand from operations of the Company, are sufficient for the satisfaction of all of Parent’s and Sub’s obligations under this Agreement, including the payment of the Merger Consideration, any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions and to pay all related fees and expenses (including any repayment or refinancing of debt contemplated by this Agreement or the Financing Letter). There are no conditions precedent (i) to the availability of the “flex” provisions set forth in the Financing Letter or (ii) other than as expressly set forth in the Financing Letter, to the Lenders’ obligation to fund that portion of the Financing required for the consummation of the Merger and other Transactions. As of the date of this Agreement, there are no side letters or other agreements, arrangements or understandings (written or oral) relating to the Financing (other than fee letters and an engagement letter with respect to the Senior Notes with the providers of the Financing) to which Parent or Sub or any of their Affiliates is a party.

     SECTION 4.14.     Capitalization of Sub. As of the date of this Agreement, the authorized capital stock of Sub consists of 1,000 shares of common stock, no par value, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Sub has no option, warrant, right, or any other agreement outstanding pursuant to which any Person other than Parent may acquire any equity security of Sub. Sub has not conducted any business prior to the date of this Agreement and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other Transactions.

     SECTION 4.15.     Vote/Approval Required. No vote, consent, approval or other action of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the Parent Charter or Parent Bylaws or the rules of the NYSE or otherwise to approve this Agreement or the Merger or the other Transactions. The vote or consent of Parent as the sole stockholder of Sub (which shall have occurred immediately following the execution of this Agreement) is the only vote or consent of the stockholders of Parent or Sub necessary to approve this Agreement or the Merger or the other Transactions.

     SECTION 4.16.     Material Contracts.

     (a)     For purposes of this Agreement, a “Parent Material Contract” shall mean each Contract that is a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

     (b)     The Parent Disclosure Letter sets forth a list of all Parent Material Contracts as of the date of this Agreement, except for this Agreement, Contracts filed or incorporated by reference as an Exhibit to the Parent’s most recent annual report on Form 10-K and Contracts filed as an Exhibit to any of Parent’s quarterly reports on Form 10-Q or current reports on Form 8-K filed since the filing of Parent’s most recent annual report on Form 10-K. Each Parent Material Contract is a valid, binding and legally enforceable obligation of Parent or one of the Parent Subsidiaries, and, to the Knowledge of Parent, is in full force and effect, except for such failures to be valid, binding and legally enforceable or to be in full force and effect that are not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Subject to such exceptions as are not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, there is no default under any Parent Material Contract by Parent or any Parent Subsidiary or, to the Knowledge of Parent, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by Parent or any Parent Subsidiary or, to the Knowledge of Parent, by any other party thereto.

     SECTION 4.17.      No Additional Representations. Parent acknowledges that none of the Company nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its Representatives except as expressly set forth in Article IV (which includes the Company Disclosure Letter and the Company SEC Documents), and none of the Company or any other Person shall be subject to any liability to Parent or any other Person resulting from the Company’s making available to Parent or Parent’s use of such information or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the “data room,” in management presentations (formal or informal) or in any other form in connection with the Merger and the other Transactions. Without limiting the foregoing, Parent makes no representation or warranty to the Company with respect to any financial projection or forecast relating to Parent or any Parent Subsidiary, whether or not included in any management presentation.

ARTICLE V

Covenants Relating to Conduct of Business

     SECTION 5.01.      Conduct of Business.

     (a)      Conduct of Business by the Company. Except (I) for matters set forth in the Company Disclosure Letter, (II) for actions required to be taken by applicable Law (provided that the Company shall reasonably promptly notify Parent after taking any action, other than in the ordinary course of business, in reliance on this clause (II)), (III) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned) and (IV) or otherwise expressly permitted or contemplated by this Agreement, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current employees and maintain their relationships with customers, suppliers, licensors, licensees, distributors, Governmental Entities and others having business dealings with them. However, the Company agrees not to issue any new equity compensation awards between the date of this Agreement to the Effective Time except as specifically provided for in clause (ii) below or with Parent’s prior written consent. In addition, and without limiting the generality of the foregoing, except (A) for matters set forth in the Company Disclosure Letter, (B) for actions required to be taken by applicable Law (provided that the Company shall reasonably promptly notify Parent after taking any action, other than in the ordinary course of business, in reliance on this clause (B)) or (C) as otherwise expressly permitted or contemplated by this Agreement from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

         (i)      except for transactions among the Company and direct or indirect wholly owned Company Subsidiaries or among direct and indirect wholly owned Company Subsidiaries, (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other than (1) dividends and distributions by the Company to a direct or indirect wholly owned Company Subsidiary or by a direct or indirect wholly owned Company Subsidiary to its parent or to another direct or indirect wholly owned Company Subsidiary and (2) regular quarterly cash dividends with respect to the Company Common Stock, not in excess of $0.06 per share, with usual declaration, record and payment dates and in accordance with the Company’s current dividend policy, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests, securities convertible into or exercisable or exchangeable for capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except pursuant to the Company Stock Options outstanding as of the date of this Agreement;

         (ii)      issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of its capital stock, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any stock appreciation, “phantom” stock, profit participation or dividend equivalent rights or similar rights with respect to the Company or any Company Subsidiary, other than in each case (I) the issuance of Company Common Stock upon the exercise of Company Stock Options or the settlement of Company RSUs, in each case outstanding as of the date of this Agreement and in accordance with their terms as of the date of this Agreement and upon the exercise of the Warrants or the conversion of the Convertible Debentures, in each case in accordance with their terms as of the date of this Agreement, (II) grants of equity compensation awards with respect to up to 50,000 shares of Company Common Stock in the aggregate in connection with new hires consistent with past practice; provided, however, that if the number of shares in this clause (II) is exhausted, the Company may substitute non-equity awards of equivalent value for the equity awards it would otherwise grant, (III) the sale of shares of Company Common Stock pursuant to the exercise of Company Stock Options if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes or (IV) the acquisition of Company Common Stock from a holder of Company Restricted Shares, a Company Stock Option or a Company RSU in satisfaction of withholding obligations or in payment of the exercise price;

         (iii)      amend the Company Charter, the Company Bylaws or other comparable charter or organizational documents of any Significant Company Subsidiary except as may be required by Law or the rules and regulations of the SEC or the NYSE;

         (iv)      except as is required to be taken by applicable Law (provided that the Company shall reasonably promptly notify Parent after taking any action (or, if reasonably practicable, prior to such action), other than in the ordinary course of business, in reliance on the preceding applicable Law exception), (A) grant to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such Person not previously receiving or entitled to receive such compensation except for normal increases in cash compensation in the ordinary course of business consistent with past practice or to the extent required under Company Benefit Plans or Foreign Benefit Plans in effect as of the date of this Agreement, (B) grant to any such Person any increase in severance, change in control or termination compensation or benefits, except to the extent required under any Company Benefit Plans or Foreign Benefit Plans in effect as of the date of this Agreement, (C) enter into, adopt or amend in any manner that would increase costs or benefits thereunder, any Company Benefit Plan or Foreign Benefit Plan other than (1) in connection with hiring or retaining the services of any Person if the compensation (base and bonus) of such newly hired or retained Person shall not exceed $150,000 per year or (2) employment agreements terminable on less than 30 days’ notice without penalty, or (D) take any action to accelerate or fund any rights or benefits, except to the extent required under Company Benefit Plans or Foreign Benefit Plans in effect as of the date of this Agreement, or make any material determinations not in the ordinary course of business consistent with prior practice, under any Company Benefit Plan or Company Foreign Plan;

         (v)      make any change in financial accounting methods, principles or practices, except insofar as may be required by applicable Law, SEC rule or policy or a change in GAAP;

         (vi)      except in the ordinary course of business, (A) make or change any Tax election (except as may be consistent with past practice), (B) adopt any change to the Company’s or any of its Subsidiaries’ method of accounting for Tax purposes, (C) settle or compromise any Tax liability or refund, (D) amend any Tax Return, (E) agree to waive or extend any statute of limitations relating to any Tax Return, or (F) fail to notify Parent of any income Tax audit, investigation or proceeding initiated by a Tax authority after the date of this Agreement with respect to the Company or any of its Subsidiaries, in each case, to the extent such action (or failure to act) is reasonably likely to result in an increase to a Tax liability, which increase is material to the Company and the Company Subsidiaries taken as a whole (this clause (vi) being the sole provision of this Section 5.01 governing Tax matters);

         (vii)      enter into new lines of business outside of their existing business and reasonable extensions of their existing business;

         (viii)      except for transactions among the Company and direct or indirect wholly owned Company Subsidiaries or among direct and indirect wholly owned Company Subsidiaries, directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the properties or assets of, or by any other manner, any equity interest in or business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any properties or assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except for (1) purchases of inventory or other assets in the ordinary course of business consistent with past practice and (2) acquisitions at or below fair market value for consideration not in excess of $5,000,000 individually or $15,000,000 in the aggregate;

         (ix)      except for transactions among the Company and direct or indirect wholly owned Company Subsidiaries or among direct and indirect wholly owned Company Subsidiaries, (A) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien, or otherwise dispose of (collectively, “Transfers”), any properties or assets or any interests therein, except sales of inventory and excess or obsolete property or assets in the ordinary course of business consistent with past practice, Transfers of property or assets at not less than fair market value for consideration not greater than $5,000,000 individually and $20,000,000 in the aggregate; or (B) enter into, modify or amend any lease of property, except for modifications or amendments that are not materially adverse to the Company and the Company Subsidiaries, taken as a whole;

         (x)      except for transactions among the Company and direct or indirect wholly owned Company Subsidiaries or among direct and indirect wholly owned Company Subsidiaries, (A) incur any indebtedness, except for short-term borrowings in an amount not in excess of $25,000,000 incurred in the ordinary course of business consistent with past practice that may be prepaid on the Closing Date without penalty or premium, or (B) make any loans, advances or capital contributions to, or investments in, any other Person, whether by purchase of stock or securities, contributions to capital or property transfers;

         (xi)      make or agree to make any capital expenditure or expenditures that, individually, is in excess of $1,000,000 or, in the aggregate, are in excess of $15,000,000;

         (xii)      enter into any material Contract to the extent consummation of the Transactions or compliance by the Company with the provisions of this Agreement would conflict with, or result in a material violation or material breach of or material default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation, to make an offer to purchase any indebtedness or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or other assets of the Company or any Company Subsidiary under, or require Parent to license or transfer any of its Intellectual Property Rights or other material property or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such material Contract;

         (xiii)      enter into any Company Material Contract containing a termination right that is triggered upon consummation of the Merger;

         (xiv)      except in the ordinary course of business consistent with past practice and to the extent not prohibited by other provisions of this Section 5.01(a), enter into,

terminate, renew, extend, amend or modify in any material respect, any Company Material Contract;

         (xv)      (A) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any matter with respect to Taxes, the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Documents or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, provided, however, that in no event shall the Company or any of the Company Subsidiaries settle any claim or litigation (x) for an amount in excess of $2,000,000 for any such settlement individually or (y) if such settlement would reasonably be expected to prohibit or materially restrict the Company or any Company Subsidiary, or, after the Effective Time, Parent or any Parent Subsidiary, from conducting its business in substantially the same manner as conducted on the date of this Agreement, and provided further that in no event shall the Company or any of the Company Subsidiaries settle any claim or litigation relating to the Transactions without consulting Parent or (B) forgive any indebtedness of a substantial value due or owing to the Company or any Company Subsidiary from any third-party (other than in consideration of reasonably equivalent value);

         (xvi)      enter into (A) any interest rate swap agreement, cross-currency interest rate swap agreement or similar agreement, (B) except in the ordinary course of business, any collar, options or similar agreement for the purpose of maintaining or controlling the cost of the Company’s raw materials or (C) foreign currency forward contracts other than to match foreign currency positions; or

         (xvii)      authorize any of, or commit or agree to take any of, the foregoing actions.

     (b)      Conduct of Business by Parent. Except (I) for matters set forth in the Parent Disclosure Letter, (II) for actions required to be taken by applicable Law, (III) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned) or (IV) as otherwise expressly permitted or contemplated by this Agreement, from the date of this Agreement to the Effective Time, Parent shall, and shall cause each Parent Subsidiary to, conduct its business in the usual, regular and ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current employees and maintain their relationships with customers, suppliers and others having business dealings with them except (A) for matters set forth in the Parent Disclosure Letter, (B) for actions required to be taken by applicable Law or (C) as otherwise expressly permitted or contemplated by this Agreement, from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned):

         (i)      (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other than (1) dividends and distributions by Parent to a direct or indirect wholly owned Parent Subsidiary or by a direct or indirect wholly owned Parent Subsidiary to its parent or to another direct or indirect wholly owned Company Subsidiary and (2) regular quarterly cash dividends with respect to the Parent Common Stock, not in excess of $0.275 per share, with usual declaration, record and payment dates and in accordance with the Parent’s current dividend policy, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests, securities convertible into or exercisable or exchangeable for capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any Parent Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities except in accordance with Parent Stock Plans in the ordinary course of business consistent with past practice;

         (ii)      issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of its capital stock, (B) any Voting Parent Debt or other voting securities, (C) any securities convertible into or exchangeable for any such shares, Voting Parent Debt, voting securities or convertible or exchangeable securities, or (D) any stock appreciation, “phantom” stock, profit participation or dividend equivalent rights or similar rights with respect to the Company or any Company Subsidiary, other than the issuance of Parent Common Stock under Parent Stock Plans, upon the exercise of Parent Stock Options or Parent SARs or pursuant to Parent Stock Equivalent Awards, in each case outstanding on January 1, 2008 and in accordance with their terms on January 1, 2008, or which are thereafter issued in the ordinary course of business;

         (iii)      amend the Parent Charter or the Parent Bylaws in a manner that adversely affects the Parent Common Stock or the rights of the holders thereof except as may be required by Law or the rules and regulations of the SEC or the NYSE;

         (iv)      acquire for cash a material amount of assets or capital stock of any other person valued, giving effect to assumed indebtedness, at more than $100,000,000 in the aggregate (and, in each case, Parent shall give the Company reasonable prior notice of any such acquisition or agreement to make such an acquisition); provided, that Parent and the Parent Subsidiaries shall not make any acquisition if such acquisition would adversely affect the ability of Section 7.01(c) to be satisfied on or prior to the End Date;

         (v)      incur any indebtedness that would adversely affect Parent’s ability to (A) obtain the Financing on the terms and conditions described in the Financing Letter as soon as reasonably practicable following the date of this Agreement and in any event on or prior to the End Date and (B) satisfy in all respects its obligations under Section 6.14, provided that nothing in this clause (v) shall prohibit Parent from incurring indebtedness specifically permitted as “Borrower Existing Indebtedness” as that term is defined in the second paragraph of Annex III of the Financing Letter; or

         (vi)      authorize any of, or commit or agree to take any of, the foregoing actions.

     (c)      Advice of Changes. The Company and Parent shall promptly advise the other orally and in writing of any change or event that is having or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such party.

     (d)      Continued Operation of the Company. In connection with the continued operation of the Company and the Company Subsidiaries between the date of this Agreement and the Closing Date, the Company will confer in good faith on a regular and frequent basis with one or more representatives of Parent designated to the Company regarding operational matters and the general status of ongoing operations. The Company acknowledges that Parent does not and will not waive any rights it may have under this Agreement as a result of such consultations. Nothing contained in this Agreement will give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time.

SECTION 5.02.      No Solicitation; Company Board Recommendation.

     (a)      Subject to Sections 5.02(b) and 5.02(d), the Company shall not, nor shall it authorize, give permission to or direct any Company Subsidiary or any of their or its respective directors, officers or employees or any investment banker, accountant, attorney or other advisor, agent or representative (collectively, “Representatives”) to (i) directly or indirectly solicit, initiate or knowingly encourage the submission of, any Company Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Affiliates acting at the direction or with the Knowledge of the Company shall be a breach of this Section 5.02(a) by the Company. The Company shall, and shall cause the Company Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, in response to a bona fide written Company Takeover Proposal that the Company Board determines in good faith (after consultation with its outside counsel and a financial advisor of nationally recognized reputation) constitutes or could reasonably be expected to lead to a Superior Company Proposal, and which Company Takeover Proposal was not solicited after the date of this Agreement in breach of this Section 5.02(a) and was made after the date of this Agreement and did not otherwise result from a breach of this Section 5.02(a), the Company may, subject to compliance with Section 5.02(c), (x) furnish information with respect to the Company and the Company Subsidiaries or other public or nonpublic information to the Person making such Company Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement with provisions not less restrictive of such Person than the Confidentiality Agreement, provided that such confidentiality agreement shall not contain any provisions that would limit the ability of such Person to make proposals to the Company Board, provided, further, that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such Person and (y) participate in discussions or negotiations with the Person making such Company Takeover Proposal (and its Representatives) regarding such Company Takeover Proposal.

     (b)      Except as set forth in Section 8.01(g) and as otherwise set forth below, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in any manner adverse to Parent), the approval or recommendation by the Company Board or any such committee thereof of this Agreement, the Merger or the other Transactions or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, any Company Takeover Proposal or that would require the Company to abandon, terminate or fail to consummate the Merger or other Transactions (other than a confidentiality agreement referred to in Section 5.02(a)) (an “Acquisition Agreement”). Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, the Company Board may make a Company Adverse Recommendation Change if the Company Board determines in good faith (after consultation with its outside counsel and financial advisor of nationally recognized reputation) that the failure to do so would be or would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that no Company Adverse Recommendation Change may be made until after the fifth Business Day following Parent’s receipt of written notice (a “Company Notice of Adverse Recommendation”) from the Company advising Parent that the Company Board intends to take such action and specifying the terms and conditions of any Superior Company Proposal that is the basis of the proposed action by the Company Board (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Company Proposal shall require a new Company Notice of Adverse Recommendation and an additional five Business Day period). During such five Business Day period (or five Business Day period in the case of an amendment to the financial terms or any other material item of such Superior Company Proposal), if requested by Parent, the Company shall engage in good faith negotiations with Parent to amend this Agreement in such a manner that any Company Takeover Proposal which was determined to constitute a Superior Company Proposal no longer is a superior proposal. In determining whether to make a Company Adverse Recommendation Change, the Company Board shall take into account any changes to the financial terms of this Agreement proposed by Parent in response to a Company Notice of Adverse Recommendation or otherwise. Notwithstanding anything to the contrary contained in this Agreement (other than the specific requirements of Section 8.01(g)), the Company shall be entitled to terminate this Agreement in connection with a Superior Company Proposal pursuant to Section 8.01(g) .

     (c)      In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.02, the Company shall promptly advise Parent orally and in writing of any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry. The Company shall (i) keep Parent fully informed of the status and details (including any change to the terms thereof) of any such Company Takeover Proposal or inquiry and (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided directly or indirectly to the Company or any Company Subsidiary from any Person that describes any of the terms or conditions of any Company Takeover Proposal, provided, however, that the Company need not provide Parent with any analysis or other information developed by a Company Representative in the context of any Company Takeover Proposal.

     (d)      Nothing contained in this Agreement shall prohibit the Company from (x) taking and disclosing to its stockholders a position contemplated by or complying with any other disclosure obligations under Section 14d-9 and Section 14e-2 promulgated under the Exchange Act or (y) making any disclosure to the stockholders of the Company if, in the good faith judgment of the Company Board (after consultation with outside counsel) failure to so disclose would be inconsistent with its obligations under applicable Law; provided, however, that if such disclosure constitutes a Company Adverse Recommendation Change, Parent’s rights under Section 8.01(e) may be exercised to the extent provided in such section. Further, in the event that any provision of this Section 5.02 conflicts with the Confidentiality Agreement, this Section 5.02 shall govern.

     (e)      For purposes of this Agreement:

         (i)      “Company Takeover Proposal” means any contract, proposal or offer (whether or not in writing), with respect to any (A) merger, reorganization, consolidation, business combination, recapitalization, dissolution, liquidation or similar extraordinary transaction involving the Company or the Company Subsidiaries (which Company Subsidiaries collectively represent 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries taken as a whole), (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries taken as a whole, (C) issuance, sale or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (D) transaction in which any Person shall acquire beneficial ownership, or the right to acquire beneficial ownership, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the Company Common Stock or (E) any combination of the foregoing (in each case, other than the Merger).

         (ii)      “Superior Company Proposal” means any bona fide Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to 20% shall be replaced by 50%) made by any Person other than a party to this Agreement that the Company Board determines in good faith (after consultation with its outside counsel and financial advisor and in consideration of such factors as the Company Board considers to be appropriate) (A) is on terms that are more favorable to the Company and its stockholders than the Transactions, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Parent to amend the terms of the Transactions) and (B) is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal that the Company Board considers to be appropriate.

ARTICLE VI

Additional Agreements

     SECTION 6.01.      Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Stockholder Meeting.

     (a)      As promptly as practicable following the date of this Agreement, the Company shall prepare (with Parent’s reasonable cooperation) the proxy statement to be sent to the stockholders of the Company relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”) and Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any written or oral comments of the SEC. The Proxy Statement/Prospectus will be included within the Form S-4 filed with the SEC. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act and to maintain such effectiveness for as long as necessary to consummate the Merger and the other Transactions as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of Parent Common Stock in the Merger as contemplated by this Agreement and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock and rights to acquire Company Common Stock as may be reasonably requested in connection with any such action.

     (b)      In addition to their obligations pursuant to Section 6.01(a), Parent and the Company shall make all necessary filings with respect to the Merger and the other Transactions under the Securities Act, the Exchange Act and applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder and provide each other with copies of any such filings. Parent and the Company shall advise the other party, promptly after receipt of notice thereof, of (and provide copies of any notices or communications with respect to) the time of the effectiveness of the Form S-4, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any SEC request for amendment to the Proxy Statement/Prospectus or the Form S-4, SEC comments thereon and each party’s responses thereto or SEC request for additional information. No amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 shall be filed without the approval of each of Parent and the Company, which approval shall not be unreasonably withheld, delayed or conditioned.

     (c)      If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement/Prospectus and the Form S-4 and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

     (d)      If prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement/Prospectus and the Form S-4 and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

     (e)      The Company shall take all action in accordance with the federal securities laws, the DGCL, the Company Certificate and the Company Bylaws necessary to convene the Company Stockholder Meeting for the sole purpose of seeking the Company Stockholder Approval (and any authority needed to adjourn or postpone the Company Stockholder Meeting as desirable) on the earliest practicable date following the date the Form S-4 is declared effective under the Securities Act. The Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed in definitive form to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Notwithstanding anything to the contrary contained in this Agreement, subject to the Company’s right to terminate this Agreement in connection with a Superior Company Proposal pursuant to Section 8.01(g), the Company may adjourn or postpone the Company Stockholder Meeting to the extent necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus is provided to its stockholders sufficiently in advance of the vote to be held at the Company Stockholder Meeting or if there are insufficient shares of Company Common Stock represented (either in person or by proxy) to vote in favor of a proposal to approve and adopt the Merger Agreement or to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 5.02(b). Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 6.01(e) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (ii) the making of any Company Adverse Recommendation Change by the Company Board.

     SECTION 6.02.      Access to Information; Confidentiality. Subject to the restrictions imposed by any applicable Laws, including the HSR Act or other U.S. antitrust Laws and Foreign Antitrust Laws, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the Representatives of such other party reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that either party may withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third party or subject to any attorney-client privilege or (ii) such portions of documents or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by such party’s counsel, might reasonably result in antitrust difficulties for such party or reasonably result in antitrust difficulties for such party (or any of its Affiliates). If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of the information that is being withheld. Without limiting the generality of the foregoing, the Company shall, within two Business Days of request therefor, provide to Parent the information described in Rule 14a-7(a)(2)(ii) under the Exchange Act and any information to which a holder of Company Common Stock would be entitled under Section 220 of the DGCL (assuming such holder met the requirements of such section), and Parent shall, within two Business Days of request therefor, provide to the Company any information to which a holder of Parent Common Stock would be entitled under Section 220 of the DGCL (assuming such holder met the requirements of such section).

     All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement dated May 26, 2008 between the Company and Parent (including any amendment, the “Confidentiality Agreement”).

     SECTION 6.03.      Reasonable Best Efforts; Notification.

     (a)      Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, subject to the limitations set forth in Section 6.04(c) and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company and the Company Board shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement. Notwithstanding the foregoing, the Company shall not be prohibited under this Section 6.03(a) from taking any action permitted by Section 5.02(b).

     (b)      The Company shall give prompt notice to Parent, and Parent or Sub shall give prompt notice to the Company, of (in each case, to its Knowledge) (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality or “Material Adverse Effect” becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     (c)      Nothing in this Section 6.03 shall require any party to (i) consent to any action or omission by any other party that would be inconsistent with Section 5.01, absent such consent or (ii) agree to amend or waive any provision of this Agreement.

     SECTION 6.04.      Governmental Approvals.

     (a)      Each of Parent and the Company agree (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act within ten Business Days after the date of this Agreement and any other filing or application required under Foreign Antitrust Laws, including the EC Merger Regulation, as promptly as practicable, with respect to the Merger and the other Transactions and (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or such Foreign Antitrust Laws, as applicable, and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act or to obtain consents, approvals or authorizations under Foreign Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act.

     (b)      Each of Parent and the Company shall (i) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Entity in connection with the HSR Act or Foreign Antitrust Laws, and shall comply with any such inquiry or request as promptly as practicable. Parent and the Company shall cooperate and consult with each other in connection with the making of all filings, notifications and any other material actions pursuant to this Section 6.04, including, subject to applicable Laws relating to the exchange of information, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity and provide counsel for the other party with copies of all filings and submissions made by such party and all correspondence and other written communications between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Subsidiaries to a Governmental Entity or received from such a Governmental Entity in connection with the Merger and the other Transactions; provided, however, that materials may be redacted before being provided to the other party (x) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable privilege or confidentiality concerns and (ii) furnish to the other parties such information and assistance as such parties reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Entity. Upon and subject to the terms of this Section 6.04, each party agrees to cooperate and use its reasonable best efforts to assist in any defense by any other party to this Agreement of the Merger and the Transactions before any Governmental Entity reviewing the Merger and the Transactions, including by providing as promptly as practicable such information as may be requested by such Governmental Entity or such assistance as may be reasonably requested by the other party to this Agreement in such defense.

     (c)      If any objections are asserted by any Governmental Entity with respect to the Merger or the Transactions under the HSR Act, other U.S. antitrust Laws or any Foreign Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the Merger and the Transactions, or if any Action is instituted by any Governmental Entity or any private party challenging any of the Transactions as violative of the HSR Act, other U.S. antitrust Laws or any Foreign Antitrust Law, or an order is issued enjoining the Merger or the Transactions, each of Parent and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the Merger and the Transactions contemplated by this Agreement by the Closing, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger and the Transactions. In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the transactions contemplated by this Agreement, each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding, including defending through litigation on the merits any claim asserted in any court by any Person, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

     (d)      Each of Parent and the Company shall use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act or Foreign Antitrust Laws as soon as practicable. Parent and the Company shall not extend, directly or indirectly, any such waiting period or enter into any agreement with a Governmental Entity to delay or not to consummate the Merger and the other Transactions on the Closing Date, except with the prior written consent of the other party to this Agreement. Parent and the Company shall not have any substantive contact with any Governmental Entity in respect of any filing or proceeding contemplated by this Section 6.04 unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to participate.

     (e)      Without limiting the foregoing or any other provision of this Agreement, Parent and the Parent Subsidiaries and the Company and the Company Subsidiaries, shall use reasonable best efforts to take any action necessary to avoid and eliminate each and every impediment under the HSR Act, other U.S. antitrust Laws or any Foreign Antitrust Laws, so as to enable the consummation of the Merger and the Transactions as soon as reasonably possible, including, (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, mitigation agreement or otherwise, the sale, divestiture or disposition of their respective businesses, product lines or assets and (ii) otherwise using reasonable best efforts to take or commit to take actions that after consummation of the Merger and the other Transactions would limit Parent’s or the Parent Subsidiaries’ freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of Parent or any Parent Subsidiaries or the Company or any Company Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the Merger and the other Transactions. Parent and the Parent Subsidiaries and, if requested by Parent, the Company and the Company Subsidiaries, shall agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any actions that limit its freedom of action with respect to, or Parent’s or any Parent Subsidiary’s ability to retain, any of the businesses, product lines or assets of Parent, the Company or any of their respective Subsidiaries (including the Surviving Corporation), provided that any such action is conditioned upon the consummation of the Merger. Notwithstanding anything to the contrary in this Agreement, Parent shall not be obligated to take or proffer to take any of the foregoing actions if such actions (i) would be reasonably likely in the aggregate to have a Material Adverse Effect on Parent and its Subsidiaries (including Surviving Corporation), taken as a whole or (ii) would be prohibited by Section 8 of the Financing Letter.

     SECTION 6.05.      Company Stock Plans.

     (a)      Immediately prior to the Effective Time, each Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall become fully exercisable and vested. Subject to the proration provisions set forth in Section 6.05(d), each holder of a Company Stock Option shall be given the opportunity, prior to the Election Deadline, to elect either (i) to cause such Company Stock Option (a “Stock Electing Option”) to become and represent an option to acquire shares of Parent Common Stock (a “Converted Stock Option”) in accordance with paragraph (b) of this Section 6.05 or (ii) to cause such Company Stock Option (a “Cash Electing Option”) to be cancelled in exchange for a single lump sum cash payment (less any required Tax withholding) (the “Company Option Cash Out Amount”), in an amount equal to the product of (A) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time and (B) the excess, if any, of the Cash Out Amount over the exercise price per share of such Company Stock Option, in accordance with paragraph (c) of this Section 6.05. Subject to the proration provisions set forth in Section 6.05(d), to the extent any holder of a Company Stock Option shall not have made an election with respect to such Company Stock Option prior to the Election Deadline, such Company Stock Option shall be deemed to be a Stock Electing Option. Section 6.05(a) of the Company Disclosure Letter lists certain individuals that have agreed that their Company Stock Options will be treated as Cash Electing Options (subject to limited exceptions) in accordance with the terms of letter agreements between such individuals and the Company, and true and correct copies of such letter agreements have been provided to Parent.

     (b)      Each Stock Electing Option shall, immediately following the Effective Time, and without any further action on the part of the holder thereof, be assumed by Parent and converted into a fully vested Converted Stock Option, on the same terms and conditions (except as provided in this Section 6.05(b)) as were applicable under such Company Stock Option, to purchase a number of shares of Parent Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option multiplied by (y) the Special Exchange Ratio (as defined in Section 6.05(h)) (provided that any fractional share resulting from such multiplication shall be rounded down to the nearest whole share). The exercise price per share of each Converted Stock Option resulting from the conversion of the Company Stock Option pursuant to this Section 6.05(b) shall be equal to the quotient of (i) the exercise price per share of the Company Stock Option that converted into the Converted Stock Option divided by (ii) the Special Exchange Ratio (provided that such exercise price shall be rounded up to the nearest whole cent). Notwithstanding anything to the contrary contained in this Agreement, in the case of any option to which Section 421 of the Code applies by reason of its qualification under either Section 422 or 424 of the Code (“qualified stock options”), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

     (c)      Each Cash Electing Option shall, immediately following the Effective Time, and without any further action on the part of any holder thereof, be cancelled in exchange for the Company Option Cash Out Amount. The Surviving Corporation or Parent shall pay the holders of Company Stock Options the payments described in this Section 6.05(c) on or as soon as reasonably practicable after the Closing Date, but in any event (i) within seven Business Days following the Closing Date if the pro ration set forth in Section 6.05(d) does not apply and (ii) within ten Business Days of the Closing Date if the pro ration set forth in Section 6.05(d) does apply.

     (d)      Notwithstanding anything to the contrary contained in this Agreement, in the event that the number of Stock Electing Options, when considered together with the number of shares of Parent Common Stock otherwise issuable pursuant to the provisions of this Agreement, including upon the exercise of Warrants and the conversion of Convertible Debentures outstanding at the Effective Time, would cause Parent to exceed the limitation set forth in Section 6.05(d) of the Company Disclosure Letter (the “Applicable Limitation”), then the In the Money Stock Electing Options shall be subject to pro rata reduction solely to the extent necessary to cause Parent not to exceed the Applicable Limitation and such pro rata reduction shall apply on the following basis: With respect to each holder of In the Money Stock Electing Options, a number of In the Money Stock Electing Options equal to (i) all of such holder’s In the Money Stock Electing Options minus (ii) the Rollover Amount, shall be deemed to be Cash Electing Options and the balance of such holder’s In the Money Stock Electing Options shall continue to be Stock Electing Options. For purposes of this Section 6.05(d), with respect to any holder of In the Money Stock Electing Options, “Rollover Amount” means a number of In the Money Stock Electing Options (rounded down to the nearest whole share) equal to the product of (x) all of such holder’s In the Money Stock Electing Options multiplied by (y) the quotient of (I) the Maximum Amount divided by (II) the number of all In the Money Stock Electing Options; provided, however, that with respect to each holder of In the Money Stock Electing Options subject to pro rata reduction under this Section 6.05(d), the designation of Cash Electing Options shall apply to the applicable portion of such holder’s In the Money Stock Electing Options with the greatest positive intrinsic value (i.e., the excess of the Cash Out Amount over the exercise price) immediately prior to the Effective Time and thereafter to such holder’s In the Money Stock Electing Options with the next greatest positive intrinsic value as of immediately prior to the Effective Time (and so on), in each case, to the extent necessary. For purposes of this Section 6.06(d), “In the Money Stock Electing Options” means any Stock Electing Options with an exercise price lower than the Cash Out Amount as of immediately prior to the Effective Time. For purposes of this Section 6.06(d), the “Maximum Amount” means the difference between (A) such number of Stock Electing Options that, in the reasonable, good faith judgment of Parent, would not result in Parent exceeding the Applicable Limitation minus (B) the number of Stock Electing Options that are not In the Money Stock Electing Options.

     (e)      Immediately prior to the Effective Time, each Company Restricted Share shall vest in full and be converted into the right to receive the Merger Consideration as provided in Section 2.01(c) of this Agreement.

     (f)      As of the Effective Time, each restricted stock unit with respect to shares of Company Common Stock that is outstanding immediately prior to the Effective Time (collectively, the “Company RSUs”) shall be converted into a vested right to receive cash with a value equal to the product of (i) the Cash Out Amount and (ii) the number of shares of Company Common Stock underlying such Company RSUs (less any required Tax withholding) (such amount, the “Company RSU Consideration”). Subject to the immediately following sentence, the Surviving Corporation or Parent shall pay the holders of Company RSUs the Company RSU Consideration on or as soon as reasonably practicable after the Closing Date, but in any event within five Business Days following the Closing Date. In the event that any Company RSUs are subject to Section 409A of the Code, the Surviving Corporation or Parent shall pay the Company RSU Consideration in respect of such Company RSUs (x) if the Closing Date occurs on or prior to December 31, 2008, on January 2, 2009 (or earlier if permitted under Section 409A of the Code) and (y) if the Closing Date occurs on or after January 1, 2009, as soon as permissible under Section 409A of the Code, and in either such case, such delayed payments shall include earnings thereon from and after the Effective Time until the applicable payment date, at a rate equal to 120% of the long-term Applicable Federal Rate as prescribed under Section 1274(d) of the Code.

     (g)      Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the provisions of this Section 6.05. In addition, prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

         (i)      make such other changes to the Company Stock Plans as it deems appropriate to give effect to the Merger (subject to the approval of Parent, which shall not be unreasonably withheld, delayed or conditioned); and

         (ii)      ensure that, after the Effective Time, no Company Stock Options or other awards may be granted under any Company Stock Plan.

     (h)      For purposes of this Agreement, the term “Special Exchange Ratio” shall mean the sum of (i) the Exchange Ratio plus (ii) the quotient of (x) the Cash Consideration divided by (y) the Parent Closing Price.

     (i)      At the Effective Time, and subject to compliance by the Company with Section 6.05(a), other than with respect to Cash Electing Options which shall be entitled to the consideration contemplated by Section 6.05(c), Parent shall assume all the obligations of the Company with respect to each outstanding Company Stock Option under the applicable Company Stock Plan and the applicable agreement evidencing the grant thereof. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Company Stock Options (other than Cash Electing Options) appropriate notices setting forth such holders’ rights pursuant to the respective Company Stock Plans, and the agreements evidencing the grants of such Company Stock Options (other than Cash Electing Options) shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.05 after giving effect to the Merger).

     (j)      Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Converted Stock Options resulting from the conversion of Stock Electing Options assumed by Parent in accordance with this Section 6.05. As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such Converted Stock Options resulting from the conversion of Stock Electing Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Stock Options remain outstanding.

     (k)      Prior to the Effective Time, Parent and the Company, and their respective Boards of Directors, shall use their reasonable best efforts to take all actions to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

     (l)      In this Agreement:

     “Cash Out Amount” means the sum of the Cash Consideration and the Stock Consideration Cash Value.

     “Company Restricted Share” means any award of Company Common Stock that is subject to restrictions based on performance or continuing service and granted under any Company Stock Plan or otherwise.

     “Company Stock Option” means any option to purchase Company Common Stock granted under any Company Stock Plan or otherwise.

     “Company Stock Plans” means the Company Amended and Restated Long Term Incentive Compensation Plan, the Company Employee Stock Option Advantage Plan, the Company 1993 Non-Employee Director Stock Accumulation and Deferred Compensation Plan,

the Company Omnibus Equity Compensation Plan for Non-Employee Directors and the Company Annual Management Incentive Compensation Plan.

     “Election Deadline” means 5:00 p.m. on the fifth Business Day preceding the Closing Date or such other date as the Company and Parent mutually agree.

     “Parent Closing Price” means the average, rounded to the nearest cent, of the closing sale prices of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the ten trading days immediately preceding the Effective Time.

     “Parent SAR” means any stock appreciation right linked to the price of Parent Common Stock.

     “Parent Stock Equivalent Award” means any award of units, phantom shares, share equivalents or similar instruments that is payable in shares of Parent Common Stock or whose value is determined with reference to the value of shares of Parent Common Stock (other than Parent SARs) and granted under any Parent Stock Plan.

     “Parent Stock Option” means any option to purchase Parent Common Stock granted under any Parent Stock Plan.

     “Parent Stock Plans” means the 2006 Parent Incentive Plan, the Parent 1997 Stock Incentive Plan, the Amended and Restated Parent Incentive Plan, the Parent Deferred Compensation Plans for Employees, the Parent Deferred Compensation Plans for Non-Employee Directors and the Parent Stock Option Plan for Employees of Joint Ventures.

     “Stock Consideration Cash Value” means the product of the Exchange Ratio and the Parent Closing Price.

    SECTION 6.06.     Benefit Plans.

     (a)     Until January 1, 2011, Parent shall provide or cause the Surviving Corporation (or, in any such case, its successors or assigns) to provide compensation and benefits to the employees of the Company and the Company Subsidiaries (“Company Employees”) that, taken as a whole (and not on individual employee basis), are substantially comparable to the compensation and benefits received by such Company Employees in the aggregate immediately prior to the Effective Time; provided, however, that until January 1, 2011, Parent shall provide or cause the Surviving Corporation to provide to each Company Employee (on an individual basis) base salary or base wages that are at least equal to the base salary or base wages payable to such Company Employee immediately prior to the Effective Time.

     (b)     From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor, in accordance with their respective terms (as in effect immediately prior to the Effective Time), all the Company Benefit Plans and the Foreign Benefit Plans, subject to the rights of Parent and the Surviving Corporation to amend, modify or terminate any such agreements, plans or policies in accordance with their respective terms (as in effect immediately prior to the Effective Time) or as permitted by applicable Law.

Notwithstanding any other provision of this Agreement to the contrary, (i) Parent shall or shall cause the Surviving Corporation to provide Company Employees whose employment terminates prior to January 1, 2011, with severance benefits at the levels and pursuant to the terms of the Company’s severance plans and policies as in effect immediately prior to the Effective Time (or under Parent’s plans so long as severance benefits levels are at least as high and on terms at least as favorable as the Company’s plans and policies) and (ii) severance benefits offered to Company Employees shall for terminations prior to January 1, 2011, be determined without taking into account any reduction after the Effective Time in compensation paid to Company Employees.

     (c)     With respect to any employee benefit plan maintained by Parent or any Parent Subsidiary (including any severance plan) (the “New Plans”), in which Company Employees participate after the Effective Time, for all purposes (other than benefit accrual under any defined benefit pension plan), service with the Company or any Company Subsidiary (and their respective predecessors) prior to the Effective Time shall be treated as service with Parent or the Parent Subsidiaries; provided, however, that for purposes of a New Plan that is Parent’s retiree medical, dental and group life plans, the prior service credit shall only be counted towards meeting the five years of service eligibility component for such plans and that the Company Employees shall be otherwise treated as newly hired employees with regard to the retiree medical plan coverage resulting in access-only coverage thereunder to the extent the Company Employees otherwise meet the requirements for coverage thereunder; provided further, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits with respect to the same period of service. To the extent permitted by the New Plans, each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan or Foreign Benefit Plan in which such Company Employee participated immediately before the consummation of the Merger.

     (d)     Parent shall waive, or cause to be waived, any pre-existing condition limitations or actively-at-work requirements under any welfare benefit plan (including with respect to any plan providing for medical, dental, pharmaceutical and/or vision benefits) maintained by Parent or any of its Affiliates (other than the Company) in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such preexisting condition limitation or actively-at-work requirement would have been applicable under the comparable Company welfare benefit plan immediately prior to the Effective Time. Parent shall recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible, maximum out-of-pocket requirements and co-payment limitations under the New Plans in which they will be eligible to participate from and after the Effective Time.

     (e)     Notwithstanding any other provision in this Agreement to the contrary, Parent agrees to continue or cause the Surviving Corporation to continue, through December 31, 2011, the Company’s retiree welfare programs, including medical prescription drugs and retiree life insurance program (the “Company Retiree Welfare Programs”) on terms and conditions no less favorable in duration, scope, value, participant cost, vesting and otherwise than those in effect as of the Effective Time (provided, however, that participant costs shall increase on a dollar-for-dollar basis to the extent the current maximum employer costs of $275 per person per month for individuals under age 65 and $59 per person per month for individuals age 65 and over are exceeded) with respect to (i) all individuals who as of the time immediately prior to the Effective Time are receiving benefits under the Company Retiree Welfare Programs and (ii) all Company Employees who retire at any time on or prior to December 31, 2013 and are eligible to receive benefits under the Company Retiree Welfare Programs as of the date of such retirement (clauses (i) and (ii) together, the “Applicable Company Group”). Following December 31, 2011, Parent agrees to provide to the Applicable Company Group welfare programs, including medical prescription drugs and retiree life insurance program, on terms and conditions no less favorable in duration, scope, value, participant cost, vesting and otherwise than the lesser of (x) those in effect with respect to the group of Parent retirees eligible to receive subsidized retiree welfare benefits under Parent’s retiree welfare programs as they existed prior to July 1, 2003 and (y) those in effect under the Company Retiree Welfare Program in effect as of the Effective Time (provided, however, that with respect to this clause (y), participant costs shall increase on a dollar-for-dollar basis to the extent the current maximum employer costs of $275 per person per month for individuals under age 65 and $59 per person per month for individuals age 65 and over are exceeded).

     (f)     Notwithstanding any other provision in this Agreement to the contrary, through December 31, 2010, each Company Employee shall continue to accrue benefits under the Pension Plan of Hercules Incorporated, Plan No. 001, and, to the extent applicable, the Company’s excess benefit plan, within the meaning of Section 3(36) of ERISA (the “Excess Plan”), each as in effect on the date of this Agreement. Each Company Employee who is a participant in the Pension Plan of Hercules Incorporated immediately before the Effective Time shall have a guaranteed minimum benefit calculated thereunder as of the Effective Time. Following the Effective Time, with respect to each Company Employee who is a participant in the Pension Plan of Hercules Incorporated as of the Effective Time, service with the Parent or any of its Subsidiaries following the Effective Time will be credited under the Pension Plan of Hercules Incorporated and the Excess Plan (to the extent applicable) for eligibility to receive benefits under such plans.

     (g)     In accordance with, and not in limitation of, the provisions of Section 9.07, the parties acknowledge that the provisions of this Section 6.06 are solely for the benefit of the parties, and no current or former employee, director or consultant or any other individual associated therewith (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of the Agreement, and no provision of this Section 6.06 shall create such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan or Foreign Benefit Plan or any employee benefit or compensation program, plan or arrangement of Parent or any of its Affiliates. No provision of this Agreement shall constitute a limitation on the rights to amend, modify or terminate after the Effective Time and in accordance with their terms any such plans or arrangements of Parent, the Surviving Corporation or any of their respective Affiliates, and nothing in this Agreement shall be construed as an amendment to any Company Benefit Plan or Foreign Benefit Plan for any purpose. No provision of this Section 6.06 shall require Parent, the Surviving Corporation or any of their respective Affiliates to continue the employment of any employee of the Company or any of the Company Subsidiaries for any specific period of time following the Effective Date.

     SECTION 6.07.     Convertible Debentures. If requested by Parent, the Company shall use commercially reasonable efforts to assist Parent to take such actions as are required under Sections 801 and 1311 of the Convertible Debentures Indenture to give effect to the Merger, including entering into a supplemental indenture.

     SECTION 6.08.     Indemnification and Directors’ and Officers’ Insurance.

     (a)     Parent and Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring prior to the Effective Time now existing in favor of the current and former directors or officers of the Company or any of the Company Subsidiaries and the Persons who served as a director, officer, trustee, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company or the Company Subsidiaries (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”) as provided in their respective certificates of incorporation or bylaws or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms; provided that any Indemnified Party to whom expenses may be advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction in a final, non-appealable order that such Indemnified Party is not entitled to indemnification.

     (b)     For six years from and after the Effective Time, to the fullest extent permitted by applicable Law, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s (as the Surviving Company) and each of the Company Subsidiaries’ (or their respective successors) certificates of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time (including the Company Certificate and the Company Bylaws), and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim.

     (c)     Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the agreements contained in this Section 6.08 from and after the Effective Time.

     (d)     At or prior to the Effective Time, Parent shall cause the Company to purchase a “tail” directors’ and officers’ liability insurance policy for the Company and its current directors and officers in form and substance reasonably acceptable to the Company that shall provide the Company and such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage and have other terms not less favorable to the insured persons (including the Company) than the directors’ and officers’ liability insurance coverage currently maintained by the Company; provided that Parent shall not be required to pay an aggregate premium for such policy in excess of 250% of the current annual premium paid by the Company for its directors’ and officers’ liability insurance coverage (the “Maximum Premium”), and in the event that the Maximum Premium is insufficient for such coverage, Parent shall purchase the maximum amount of coverage that is available for such amount. Parent shall, and shall cause the Surviving Corporation to, maintain such policy in full force and effect, and continue to honor the obligations thereunder.

     (e)     Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by any Indemnified Party in enforcing Parent’s obligations pursuant to this Section 6.08.

     (f)     The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Company Certificate, the Company Bylaws, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 6.08 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

     (g)     In the event Parent, the Surviving Corporation or any of their respective successors or assigns (x) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (y) transfer all or substantially all of their properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.08.

    SECTION 6.09.     Fees and Expenses.

     (a)     Except as provided below, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

     (b)     The Company shall pay to Parent a fee of $77,500,000 (the “Termination Fee”) if: (i) Parent terminates this Agreement pursuant to Section 8.01(e); (ii) (A) prior to the Company Stockholder Meeting, any Person makes a Company Takeover Proposal that is not withdrawn, (B) this Agreement is terminated pursuant to Section 8.01(b)(i), 8.01(b)(iii) or 8.01(c) (but only if a vote to obtain the Company Stockholder Approval is not held or the Company Stockholder Meeting has not been held) and (C) within 18 months of such termination the Company enters into a definitive Contract to consummate, or consummates, the transactions contemplated by any Company Takeover Proposal (for purposes of this Section 6.09(b)(ii)(C), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 5.02(e), except that all references to “20%” shall be changed to “50%”); or (iii) the Company terminates this Agreement pursuant to Section 8.01(g) (each of the events described in clauses (i), (ii) and (iii) above, a “Company Payment Event”). Any Termination Fee due under this Section 6.09(b) shall be paid by wire transfer of same-day funds on the fifth Business Day following (x) the date of termination of this Agreement, in the case of clauses (i) and (iii) above or (y) the date of the first to occur of the events referred to in the case of clause (ii) above. Further, if both clauses (ii)(A) and (ii)(B) occur, regardless of whether clause (ii)(C) occurs, then the Company shall pay to Parent all documented fees and expenses of Parent, including fees and expenses of financial advisors, outside legal counsel, accountants, experts and consultants, incurred by Parent in connection with the authorization, preparation, negotiation, execution and performance of this Agreement, the Transactions and the Financing (“Parent Expenses”), up to a

maximum of $12,500,000, by wire transfer of same-day funds on the fifth Business Day following the receipt of an invoice therefore. If, subsequent to such payment of Parent Expenses, the Company enters into a definitive Contract to consummate a Company Takeover Proposal pursuant to clause (ii)(C) above, then the Company shall pay to Parent, by wire transfer of same day funds, the excess of the Termination Fee minus the Parent Expenses paid pursuant to the immediately preceding sentence on the fifth Business Day following the date of the first to occur of such event(s) referred to above in this sentence. In the event of a Company Payment Event, the Company’s payment of the Termination Fee will be considered liquidated damages for any breach by the Company of this Agreement and in the event of such payment, the Company shall have no other liability for any breach by it of any of the representations, warranties, covenants or agreements set forth in this Agreement, other than in the case of Sections 6.09(a), 6.09(e) and 8.02. If the Termination Fee is paid, in no event will Parent seek to recover any other money damages or seek any other remedy (including specific performance under Section 9.10(a)) from the Company (or its Affiliates) with respect to the Transactions, regardless of whether such monetary damages or other remedies are based on a claim in law or equity, and all such claims are hereby waived.

     (c)     In the event all of the conditions to Closing set forth in Sections 7.01 and 7.02 are satisfied or waived (other than those conditions which by their nature cannot be satisfied until the Closing, but which conditions at the time of termination shall be capable of being satisfied) and (i) Parent or Sub cannot satisfy its obligation to effect the Closing at such time as contemplated by Section 1.02 or such later time as agreed to by the Company because of a failure to receive the proceeds from the Financing or any Alternate Financing (a “Financing Failure”) and (ii) this Agreement is terminated pursuant to Section 8.01(h) or 8.01(i), then Parent shall pay or cause to be paid to the Company $77,500,000 (the “Parent Financing Failure Fee”) in immediately available funds within five Business Days following such termination. Notwithstanding anything in this Agreement to the contrary, if the Company Stockholder Approval is obtained between December 19, 2008 and January 19, 2009, then Parent cannot avoid payment of the Parent Financing Failure Fee by claiming that any Event occurring during the period between (x) six Business Days after the date the Company Stockholder Approval is obtained and (y) January 26, 2009 is having or would reasonably be expected to have a Material Adverse Effect on the Company.

     (d)     In the event of a Financing Failure, Parent’s payment of the Parent Financing Failure Fee will be considered liquidated damages for any breach by Parent of this Agreement and in the event of such payment, Parent shall have no other liability for any breach by it of any of the representations, warranties, covenants or agreements set forth in this Agreement, other than in the case of Sections 6.09(a), 6.09(e) and 8.02. If the Parent Financing Failure Fee is paid, in no event will the Company seek to recover any other money damages or seek any other remedy (including specific performance under Section 9.10(a)) from Parent, Sub (or their respective Affiliates) or Lenders with respect to the Transactions, regardless of whether such monetary damages or other remedies are based on a claim in law or equity, and all such claims are hereby waived.

     (e)     The Company and Parent acknowledge and agree that the agreements contained in this Section 6.09 are an integral part of the Transactions, and that, without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, if the Company fails promptly to pay the amount due pursuant to Section 6.09(b), or Parent fails promptly to pay the amount due pursuant to Section 6.09(c), and, in order to obtain such payment, the Person owed the fee commences a suit that results in a judgment in its favor for the fee, the Person owing the fee shall pay to the Person owed the fee its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee from the date such payment was required to be made until the date of payment at the prime rate reported by The Wall Street Journal as in effect on the date such payment was required to be made.

     SECTION 6.10.     Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the Transactions shall be a joint press release in the form agreed to by the parties.

     SECTION 6.11.     Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to and in accordance with this Agreement to be approved for listing on NYSE, subject to official notice of issuance, prior to the Closing Date.

     SECTION 6.12.     Certain Tax Matters; Section 16.

     (a)     The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Parent and the Company shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity, which becomes payable in connection with the Merger.

     (b)     Prior to the Effective Time, each of the Company and Parent shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Company Common Stock or acquisitions of Parent Common Stock (including, in each case, derivative securities) resulting from the Merger and the other Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

     SECTION 6.13.     Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the Transactions. The Company shall not settle any such action without the prior consent of Parent (which shall not be unreasonably withheld, delayed or conditioned) unless such settlement does not provide for monetary damages, the terms of such settlement are not in any way detrimental to Parent or the Surviving Company and such settlement does not contain any admission detrimental to Parent or the Surviving Company.

     SECTION 6.14.      Financing.

     (a)      Each of Parent and Sub will use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Letter, including using its reasonable best efforts (i) to negotiate definitive agreements with respect thereto on the terms and conditions contained in the Financing Letter (without regard to any adverse impact on any of Parent’s corporate default or equivalent credit ratings (whether by Moody's, Standard & Poor's or other recognized credit rating agencies)), and on such other terms as Parent and the Lenders shall agree, (ii) to satisfy (or obtain the waiver of) all conditions on a timely basis to obtaining the Financing applicable to each of Parent and Sub set forth in such definitive agreements that are within its control, (iii) to comply in all material respects with its obligations under the Financing Letter (or obtain the waiver thereof) and (iv) to enforce its rights under the Financing Letter. Parent shall give the Company prompt notice upon becoming aware of any material breach of the Financing Letter by a party to the Financing Letter or any termination of the Financing Letter. Parent shall keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company, upon its request, copies of the definitive documents related to the Financing (other than fee letters) and shall not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under, the Financing Letter if such amendment, modification or waiver (i) reduces the aggregate amount of Financing, (ii) adversely amends or expands the conditions to the drawdown of the Financing in any respect that could make the conditions less likely to be satisfied by the End Date, (iii) can reasonably be expected to delay the Closing or the date on which the Financing would be obtained or (iv) is otherwise adverse to the interests of the Company in any other respect except with the prior written consent of the Company (which shall not be unreasonably withheld, delayed or conditioned). In the event that all conditions in the Financing Letter have been satisfied or, upon funding, will be satisfied, Parent and Sub shall use their reasonable best efforts to cause the Lenders to fund on the Closing Date the Financing required to consummate the Merger and the other Transactions (provided Parent is not required to bring any claims against Lenders to cause the Lenders to fund such Financing). In the event that Parent becomes aware of any event or circumstance that makes procurement of any portion of the Financing unlikely to occur in the manner or from the sources contemplated in the Financing Letter, Parent shall immediately notify the Company and Parent and Sub shall use their respective reasonable best efforts to arrange any such portion (other than amounts that are replaced by Parent’s cash on hand) from alternative sources (such portion from alternate sources, the “Alternate Financing”) on terms and conditions, taken as a whole, no less favorable to Parent and Sub. For the avoidance of doubt, in the event that (x) the proceeds from the Senior Notes are not available, (y) all closing conditions contained in Article VII (other than the delivery of a certificate pursuant to Sections 7.02(a) and 7.03 (a)) shall have been satisfied or waived and (z) the Bridge Facility and Senior Facility contemplated by the Financing Letter (or Alternate Financing obtained in accordance with this Agreement) and the proceeds thereof are available on the terms and conditions described in the Financing Letter (or replacement thereof), then Parent and Sub shall cause the proceeds of the Bridge Facility to be used in lieu of proceeds from the Senior Notes on the Closing.

     (b)      Prior to the Closing, the Company shall provide, and shall cause the Company Subsidiaries to provide, and shall use its reasonable best efforts to cause its and their officers and employees to provide, on a timely basis, all reasonable cooperation requested by Parent and that is customary in connection with the arrangement of the Financing or any Alternate Financing to be incurred in connection with the Transactions (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries), including using its commercially reasonable efforts to (i) facilitate the provision of guarantees and pledge of collateral (effective as of the Closing), (ii) provide financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested in writing by Parent in order to consummate the Financing or as necessary to satisfy the conditions set forth in the Financing Letter (as in effect on the date of this Agreement), (iii) provide copies of the most recent appraisals, environmental reports, evidence of title (including copies of deeds, lease documentation, title insurance policies and/or commitments for title insurance, title opinions, surveys, and similar information), and similar information with respect to the properties and assets of the Company and the Company Subsidiaries as may be reasonably requested by Parent, (iv) provide other reasonably requested customary certificates or documents, including a customary certificate of the principal financial officer of the Surviving Corporation (in his capacity as such) with respect to solvency matters, (v) request such customary legal opinions (which may be reasoned if circumstances require) and customary comfort letters as may be reasonably requested by Parent, (vi) participate in a reasonable number of informational meetings and road show meetings in connection with the Financing and (vii) assist Parent and its financing sources in the preparation of all agreements (including review of schedules for completeness), offering documents, an offering memorandum and other marketing and rating agency materials for the Financing or any such Alternate Financing, it being understood and agreed that information and documents provided by the Company and the Company Subsidiaries may be delivered to agents and lenders under the Financing Letter and their representatives (subject to customary arrangements for confidentiality that are substantially similar to the provisions in the Confidentiality Agreement or reasonably acceptable to the Company); provided that no certificate, document or instrument referred to above shall be effective until the Effective Time and none of the Company or any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing prior to the Effective Time. Parent shall promptly, upon request by the Company, reimburse Company for all out-of-pocket costs (including attorneys’ fees) incurred by the Company or any of the Company Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 6.14 and shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective directors, officers, employees and representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to any information provided by the Company or any of the Company Subsidiaries. The Company and the Company Subsidiaries shall afford Parent and its authorized representatives (who shall include agents and lenders under the Financing Letter and their representatives) reasonable access, during normal business hours and upon reasonable notice, to the real property of the Company and the Company Subsidiaries to conduct such investigations and activities as are necessary to consummate the Transactions; provided that any such investigations and activities shall be conducted in such a manner as not to interfere unreasonably with the normal operations of the Company and the Company Subsidiaries.

     (c)      For purposes of this Section 6.14, the term “Financing” shall also be deemed to include any Alternative Financing and the term “Financing Letter” shall also be deemed to include any commitment letter (or similar agreement) with respect to such Alternate Financing.

ARTICLE VII Conditions Precedent

     SECTION 7.01.      Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

     (a)      Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

     (b)      Listing. The shares of Parent Company Stock issuable pursuant to and in accordance with this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

     (c)      Antitrust Laws. (i) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated, (ii) the European Commission shall have issued a decision under the EC Merger Regulation declaring the Merger compatible with the common market and (iii) the parties shall have received all waivers, consents, licenses, permits, authorizations, orders and approvals from, and made all registrations, filings, notices and notifications with, Governmental Entities under all other U.S. antitrust Laws or all other Foreign Antitrust Laws applicable to the Merger and the other Transactions, except in the case of this clause (iii) for such waivers, consents, licenses, permits, authorizations, orders and approvals the failure of which to obtain, and such registrations, filings, notices and notifications the failure of which to make, prior to closing would not reasonably be expected to materially affect the business of Parent or the Company in an adverse way.

     (d)      No Restraints. No judgment, temporary restraining order, preliminary or permanent injunction or comparable judicial action that prohibits the consummation of the Merger (collectively, the “Restraints”) by any court or other judicial body of competent jurisdiction in (i) the United States, (ii) the European Union or (iii) any foreign government (if consummation of the Merger in contravention of such foreign government’s Restraint would reasonably be expected to materially affect the business of Parent or the Company in an adverse way) shall have been entered and shall continue to be in effect.

     (e)      Form S-4. The Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings for such purpose shall be pending or threatened before the SEC.

     SECTION 7.02.      Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

     (a)      Representations and Warranties. (i) The representations and warranties of the Company set forth in Article III (except for the representations and warranties set forth in Sections 3.03, 3.04 and 3.06(a) and (b)) that are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing as though made at and as of the Closing; (ii) the representations and warranties of the Company set forth in Article III (except for the representations and warranties set forth in Sections 3.03, 3.04 and 3.06(a) and (b)) that are not qualified by a “Material Adverse Effect” qualification shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (without giving effect to any limitation as to “materiality” set forth therein), except for such failures to be true and correct that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on the Company; and (iii) the representations and warranties of the Company set forth in Sections 3.03, 3.04 and 3.06(a) and (b) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time; provided, however, that, with respect to clauses (i), (ii) and (iii) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii) or (iii), as applicable) only as of such date or period.

     (b)      Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed and complied in all material respects with each covenant to be complied with by it under this Agreement at or prior to the Closing.

     (c)      Certificate. The Company shall have delivered to Parent a certificate duly executed by the Company’s chief executive officer and chief financial officer on behalf of the Company to the effect that each of the conditions specified above in Sections 7.02(a) and 7.02(b) is satisfied in all respects.

     (d)      Absence of Material Adverse Effect on the Company. Since the date of this Agreement, there shall not have been any Event that, individually or in the aggregate, is having or would reasonably be expected to have a Material Adverse Effect on the Company.

     SECTION 7.03.      Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

     (a)      Representations and Warranties. (i) The representations and warranties of Parent and Sub set forth in Article IV (except for the representations and warranties set forth in Sections 4.03 and 4.04) that are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing as though made at and as of the Closing; (ii) the representations and warranties of Parent and Sub set forth in Article IV (except for the representations and warranties set forth in Sections 4.03 and 4.04) that are not qualified by a “Material Adverse Effect” qualification shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (without giving effect to any limitation as to “materiality” set forth therein), except for such failures to be true and correct that, individually or in the aggregate, are not having or would not reasonably be expected to have a Material Adverse Effect on Parent; and (iii) the representations and warranties of Parent and Sub set forth in Sections 4.03 and 4.04 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time; provided, however, that, with respect to clauses (i), (ii) and (iii) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii) or (iii), as applicable) only as of such date or period.

     (b)     Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed and complied in all material respects with each covenant to be complied with by them under this Agreement at or prior to the Closing.

     (c)     Exchange Fund. Consistent with Section 2.02(a), Parent shall have deposited or caused to be deposited with the Exchange Agent at or prior to the Closing certificates representing the shares of Parent Common Stock and cash in U.S. dollars in an aggregate amount sufficient to pay the Merger Consideration in respect of all Company Common Stock.

     (d)     Certificate. Parent shall have delivered to the Company a certificate duly executed by Parent’s chief executive officer and chief financial officer on behalf of Parent to the effect that each of the conditions specified above in Sections 7.03(a) and 7.03(b) is satisfied in all respects.

     SECTION 7.04.     Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.01, 7.02 or 7.03, as the case may be, to be satisfied if such failure was primarily caused by such party’s failure to perform any covenant or obligation under or breach of any provision of this Agreement.

ARTICLE VIII

Termination, Amendment and Waiver

     SECTION 8.01.     Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after receipt of the Company Stockholder Approval:

     (a)     By mutual written consent of Parent, Sub and the Company.

     (b)     By either Parent or the Company:

         (i) if the Merger is not consummated on or before March 31, 2009 (the “End Date”); provided, however, that the right to terminate this Agreement under this

Section 8.01(b)(i) shall not be available to any party whose failure to perform any covenant or obligation or whose willful breach of a provision under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

         (ii)      if any Restraint having any of the effects set forth in Section 7.01(d) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used its reasonable best efforts to remove such ruling, injunction, order or decree as required by Section 6.03; or

         (iii)      if the Company Stockholder Approval is not obtained at the Company Stockholder Meeting duly convened (or any adjournment or postponement thereof).

     (c)      By Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) cannot be or has not been cured within 30 calendar days after the giving of written notice to the Company of such breach or failure.

     (d)      By the Company, if Parent breaches or fails to perform in any material respect any of its representations or warranties (other than the representations and warranties contained in Section 4.13 or Section 4.08(b)) or covenants (other than the covenants contained in Section 6.14) contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) cannot be or has not been cured within 30 calendar days after the giving of written notice to Parent of such breach or failure.

     (e)      By Parent, in the event that, prior to receipt of the Company Stockholder Approval, a Company Adverse Recommendation Change shall have occurred or the Company Board shall have refused to affirm its recommendation of this Agreement, the Merger and the other Transactions publicly within 10 calendar days after receipt of any written request from Parent which request was made on a reasonable basis.

     (f)      By the Company, if, at any time following receipt of the Company Stockholder Approval, the percentage decline in the average of the closing prices of the Parent Common Stock, as reported on the NYSE Composite Tape, for any five trading day period following the Company Stockholder Meeting (the “Measuring Period”) is greater than 20% as measured against the closing price of the Parent Common Stock on the day preceding the Company Stockholder Meeting and (ii) the percentage decline during the Measuring Period of the closing price of Parent Common Stock, as reported on the NYSE Composite Tape, is 20% or more than the percentage decline, during the same Measuring Period, of Standard & Poor’s 500 Index.

     (g)      By the Company, if, prior to the receipt of the Company Stockholder Approval, (i) the Company Board has received a Superior Company Proposal, (ii) in light of such Superior Company Proposal, the Company Board shall have determined in good faith, after consultation with outside counsel, that the failure to withdraw or modify its recommendation of this Agreement, the Merger or the other Transactions would be inconsistent with the Company Board’s exercise of its fiduciary duty under applicable Law, (iii) the Company is in compliance in all material respects with Section 5.02 and (iv) the Company’s Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Company Proposal.

     (h)      By the Company if the conditions to Closing set forth in Sections 7.01 and 7.02 are satisfied (or, upon an immediate Closing, would be satisfied as of such Closing) if Parent does not (i) satisfy the conditions set forth in Section 7.03(c) within five Business Days (or by January 26, 2009 if the Company Stockholders Meeting at which the Company Stockholder Approval is obtained occurs between December 19, 2008 and January 19, 2009) after notice by the Company to Parent that the conditions set forth in Sections 7.01 and 7.03(a) and (b) are satisfied (or, upon an immediate Closing, would be satisfied as of such Closing) and (ii) proceed immediately thereafter to give effect to a Closing.

     (i)      By the Company, if Parent breaches or fails to perform in any material respect any of its representations or warranties contained in Section 4.13 or any of its covenants contained in Section 6.14, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) cannot be or has not been cured within 30 calendar days after the giving of written notice to Parent of such breach or failure.

     (j)      By the Company, if, after the Company Stockholder Approval is obtained, Parent advises the Company that it cannot deliver the certificate required by Section 7.03(d) because the representation and warranty in Section 4.08(b) is not true and correct.

     SECTION 8.02.      Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the last sentence of Section 6.02, Section 6.09, this Section 8.02 and Article IX, which provisions shall survive such termination, except, liability arising out of any willful or intentional breach of any of the representations, warranties or covenants in this Agreement (subject to any express limitations set forth in this Agreement), any action for fraud, or as provided for in the Confidentiality Agreement (which shall survive termination of this Agreement in accordance with its terms), in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

     SECTION 8.03.      Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, no amendment shall be made that by Law requires further approval by the stockholders of the Company without such further approval, (ii) no amendment shall be made to this Agreement after the Effective Time and (iii) except as provided in clause (i) above, no amendment of this Agreement shall require the approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     SECTION 8.04.      Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. No extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law and no extension or waiver by Parent shall require the approval of the stockholders of Parent unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     SECTION 8.05.     Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Parent, Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of the Company or Parent.

ARTICLE IX General Provisions

     SECTION 9.01.     Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in the officers’ certificates delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     SECTION 9.02.     Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Sub, to:

Ashland Inc.
50 E. RiverCenter Boulevard
Covington, Kentucky 41011
Phone: (859) 815-4711
Facsimile: (859) 815-5053
Attention: David L. Hausrath, Esq.

with a copy to:

Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114
Phone: (216) 479-8528

Facsimile: (216) 479-8780
Attention: Carolyn J. Buller, Esq.

(b)	if to the Company, to:

Hercules Incorporated
Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
Phone: (302) 594-7317
Facsimile: (302) 594-7252
Attention: Richard G. Dahlen, Esq.

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Phone: (212) 403-1000
Facsimile: (212) 403-2000
Attention: David A. Katz, Esq.

     SECTION 9.03.      Definitions. For purposes of this Agreement:

     (a)      An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

     (b)      A “Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

     (c)      The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, (x) with respect to Parent, the actual knowledge of the individuals set forth on Section 9.03 of the Parent Disclosure Letter and (y) with respect to the Company, the actual knowledge of the individuals listed on Section 9.03 of the Company Disclosure Letter.

     (d)      A “Material Adverse Effect” on a party means any change, effect, event, occurrence, state of facts or development (an “Event”) that materially adversely affects the business, financial condition or annual results of operations of such party and its Subsidiaries, taken as a whole; provided, however, that a “Material Adverse Effect” shall not include any Events directly or indirectly resulting from: (i) changes or conditions generally affecting the businesses or industries in which such party and its Subsidiaries operate, to the extent such changes or conditions do not materially and disproportionately impact such party and its Subsidiaries, taken as a whole, (ii) changes or conditions in U.S., European, Asian or Latin American or global, international, or general economic, regulatory, or political conditions (including calamities, the outbreak or escalation of hostilities or acts of war or terrorism), to the extent such conditions do not materially and disproportionately impact such party and its Subsidiaries, taken as a whole, (iii) changes or conditions generally affecting the financial, securities or credit markets, (iv) any failure, in and of itself, by such party to meet any projections, forecasts, revenue or earnings estimates for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excludable may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (v) the public announcement, pendency, execution, delivery or existence of this Agreement, the Merger and the other Transactions, including such party’s compliance with this Agreement and the impact of this Agreement, the Merger and the other Transactions on the relationships of such party with its employees, independent contractors, customers, suppliers, licensors, licensees, distributors, Governmental Entities and other third parties with whom such party has business dealings, (vi) changes in GAAP, applicable Law or accounting standards (or interpretations thereof) or accounting estimates of existing contingent liabilities under GAAP, (vii) any changes in the market price or trading volume of the Company Common Stock or Parent Common Stock, as the case may be (it being understood that the facts or occurrences giving rise to or contributing to such changes in market price or trading volume that are not otherwise excludable may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (viii) any litigation arising from allegations of a breach of fiduciary duty relating to this Agreement or the Merger and the other Transactions or (ix) changes in any analyst’s recommendations, any corporate default or equivalent credit ratings (whether by Moody's, Standard & Poor's or other recognized credit rating agencies) or any other recommendations or ratings as to Company or Parent, as the case may be, or their respective Subsidiaries (including, in and of itself, any failure to meet analyst projections).

     (e)      A “Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, organization, group (as such term is used in Section 13 of the Exchange Act), Governmental Entity, other entity or any permitted successors and assigns of such Person.

     (f)      “Subsidiary” means any entity of which a Person (a) directly or indirectly owns 50% or more of the outstanding voting securities or other voting ownership interests or (b) through contract or otherwise possesses power to appoint at least 50% of the directors of such entity (or Persons performing similar functions).

     SECTION 9.04.      Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section, as applicable, of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “this Agreement” shall include the Company Disclosure Letter and the Parent Disclosure Letter. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular, as well as to the plural forms of such terms and to the masculine, as well as to the feminine and neuter genders of such term. Any Law defined or referred to in this Agreement means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. Any Contract defined or referred to in this Agreement means such Contract as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent, through the date of this Agreement. References to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement with the assistance of counsel and other advisors. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement or interim drafts of this Agreement.

     SECTION 9.05.      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger and the other Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Merger and the other Transactions are fulfilled to the extent possible.

     SECTION 9.06.      Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The parties may execute more than one copy of this Agreement, each of which shall constitute an original. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

     SECTION 9.07.      Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Letter, the Parent Disclosure Letter, and the Confidentiality Agreement (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be governed by this Agreement), (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for Section 6.08 (which is intended to be for the benefit of the Persons identified therein, and may be enforced by such Persons), are not intended, and nothing in this Agreement or therein shall be construed or implied, to confer upon any Person other than the parties any rights or remedies. Notwithstanding clause (b) of the immediately preceding sentence, following the Effective Time the provisions of Article II shall be enforceable by holders of Certificates.

     SECTION 9.08.      GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

     SECTION 9.09.      Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     SECTION 9.10.      Enforcement.

     (a)      The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to the last two sentences of Section 6.09(b) and Section 6.09(d), the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action, in the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity in such courts.

     (b)      In addition, each of the parties to this Agreement (a) consents to submit itself and its property to the personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion, as a defense, counterclaim or other request for leave from any such court or otherwise, (c) agrees that it will not bring any action relating to this Agreement or any Transaction in any court other than the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action, in the United States District Court for the District of Delaware, (d) agrees not to assert any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (e) to the fullest extent permitted by the applicable Law, agrees not to assert any claim that (i) the action in such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. The parties to this Agreement further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Each of the Company, Parent and Sub hereby consents to service being made through the notice procedures provided for in Section 9.02 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses provided for in Section 9.02 shall be effective service of process for any suit or proceeding in connection with this Agreement or the Merger or the other Transactions.

     SECTION 9.11.      WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY TO THIS AGREEMENT (A) CERTIFIES THAT

NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

Index of Defined Terms

Term	Section
Acquisition Agreement	5.02(b)
Affiliate	9.03(a)
Alternate Financing	6.14(a)
Applicable Company Group	6.06(e)
Applicable Limitation	6.05(d)
Appraisal Share	2.01(d)
Bridge Facility	4.13(a)
Business Day	9.03(b)
Cash Consideration	2.01(c)
Cash Electing Option	6.05(a)
Cash Out Amount	6.05(l)
Certificate	2.01(c)
Certificate of Merger	1.03
Closing	1.02
Closing Date	1.02
Code	2.02(i)
Company	Preamble
Company Adverse Recommendation Change	5.02(b)
Company Benefit Plans	3.10(a)
Company Board	Preamble
Company Bylaws	3.01
Company Capital Stock	3.03(a)
Company Certificate	1.05
Company Charter	3.01
Company Common Stock	2.01(b)
Company Disclosure Letter	Article III Preamble
Company Employees	6.06(a)
Company Financial Advisor	3.18
Company Material Contract	3.14(a)
Company Multiemployer Pension Plan	3.10(a)
Company Notice of Adverse Recommendation	5.02(b)
Company Option Cash Out Amount	6.05(a)
Company Payment Event	6.09(b)
Company Pension Plans	3.10(a)
Company Permits	3.01
Company Preferred Stock	3.03(a)
Company Restricted Share	6.05(l)
Company Retiree Welfare Programs	6.06(e)
Company RSU Consideration	6.05(f)
Company RSUs	6.05(f)
Company SEC Documents	3.06(a)
Company Series A Preferred Stock	3.03(a)

Company Stock Option	6.05(l)
Company Stock Plans	6.05(l)
Company Stockholder Approval	3.20
Company Stockholder Meeting	3.04(a)
Company Subsidiaries	3.01
Company Takeover Proposal	5.02(e)(i)
Company Union	3.17
Confidentiality Agreement	6.02
Consent	3.05(b)
Contract	3.05(a)
Converted Stock Option	6.05(a)
Convertible Debentures	3.03(a)
Convertible Debentures Indenture	3.03(a)
DGCL	1.01
EC Merger Regulation	3.05(b)
Election Deadline	6.05(l)
Effective Time	1.03
End Date	8.01(b)
Environmental Claim	3.13(g)(i)
Environmental Law	3.13(g)(ii)
Environmental Permits	3.13(b)
ERISA	3.10(a)
Event	9.03(d)
Excess Plan	6.06(f)
Excess Shares	2.02(e)
Exchange Act	3.05(b)
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)
Exchange Ratio	2.01(c)
Financing	4.13(a)
Financing Failure	6.09(c)
Financing Letter	4.13(a)
Foreign Antitrust Laws	3.05(b)
Foreign Benefit Plan	3.10(a)
Form S-4	3.07
Fractional Share Proceeds	2.02(e)
GAAP	3.06(b)
Governmental Entity	3.05(b)
Hazardous Materials	3.13(g)(iii)
HSR Act	3.05(b)
Indemnified Party	6.08(a)
Intellectual Property Rights	3.16(a)
IRS	3.09(c)
Judgment	3.05(a)
Knowledge	9.03(c)
Law	3.05(a)

Lenders	4.13(a)
Liens	3.02(a)
Material Adverse Effect	9.03(d)
Maximum Amount	6.05(d)
Maximum Premium	6.08(d)
Measuring Period	8.01(f)
Merger	Preamble
Merger Consideration	2.01(c)
New Plans	6.06(c)
NYSE	2.02(e)
Parent	Preamble
Parent Bylaws	4.01
Parent Capital Stock	4.03(a)
Parent Charter	4.01
Parent Closing Price	6.05(l)
Parent Common Stock	2.01(c)
Parent Disclosure Letter	Article IV Preamble
Parent Expenses	6.09(b)
Parent Financial Advisor	4.11
Parent Financing Failure Fee	6.09(c)
Parent Material Contract	4.16(a)
Parent Permits	4.01
Parent Preferred Stock	4.03(a)
Parent SAR	6.05(l)
Parent SEC Documents	4.06(a)
Parent Stock Equivalent Award	6.05(l)
Parent Stock Option	6.05(l)
Parent Stock Plans	6.05(l)
Parent Subsidiaries	4.01
Permits	3.01
Person	9.03(e)
Parties	Preamble
Proxy Statement /Prospectus	6.01(a)
Qualified Company Plans	3.10(b)
Release	3.13(g)(iv)
Representatives	5.02(a)
Restraints	7.01(d)
Rollover Amount	6.05(d)
SEC	3.05(b)
Securities Act	3.05(b)
Section 262	2.01(d)
Senior Notes	4.13(a)
Senior Facility	4.13(a)
Share Issuance	4.04(b)
Significant Company Subsidiary	3.02(a)

Significant Parent Subsidiary	4.02(a)
SOX	3.06(b)
Special Exchange Ratio	6.05(h)
Stock Consideration	2.01(c)
Stock Consideration Cash Value	6.05(l)
Stock Electing Option	6.05(a)
Sub	Preamble
Subsidiary	9.03(f)
Superior Company Proposal	5.02(e)(ii)
Surviving Corporation	1.01
Taxes	3.09(p)
Tax Returns	3.09(p)
Termination Fee	6.09(b)
Transactions	1.01
Transfers	5.01(a)(ix)
Voting Company Debt	3.03(b)
Voting Parent Debt	4.03(b)
Warrants	3.03(a)
Warrant Agreement	3.03(a)

     IN WITNESS WHEREOF, Parent, Sub and the Company have duly executed this Agreement, all as of the date first written above.

ASHLAND INC.,

by /s/ James J. O’Brien
Name: James J. O’Brien
Title: Chairman and Chief
Executive Officer

ASHLAND SUB ONE, INC.,

by /s/ John W. Joy
Name: John W. Joy
Title: President

HERCULES INCORPORATED,

by /s/ Craig A. Rogerson
Name: Craig A. Rogerson
Title: President and Chief
Executive Officer